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EXHIBIT 99.1

Report to Shareholders for the period ended December 31, 2011

FOURTH QUARTER 2011
Report to Shareholders for the period ended December 31, 2011 January 31, 2012

Suncor Energy fourth quarter results:
Strong fourth quarter caps record year for Suncor

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section in this Report to Shareholders (this document). See also the Advisories section of this document.

Suncor Energy Inc. recorded fourth quarter 2011 net earnings of $1.427 billion ($0.91 per common share), compared to net earnings of $1.286 billion ($0.82 per common share) for the fourth quarter of 2010. Operating earnings (1), which adjusts net earnings for significant items that are not indicative of operating performance, increased to $1.427 billion ($0.91 per common share) in the fourth quarter of 2011 from $808 million ($0.52 per common share) in the fourth quarter of 2010. The increase in operating earnings was due primarily to higher average upstream price realizations. As a result, return on capital employed(1) for the twelve months ended December 31, 2011 reached 13.8%, the highest level since the merger with Petro-Canada.

Cash flow from operations (1) was $2.650 billion ($1.69 per common share) in the fourth quarter of 2011, compared to $2.132 billion ($1.36 per common share) in the fourth quarter of 2010. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings.

Production volumes from Suncor's Oil Sands business (excluding the company's proportionate production share from the Syncrude joint venture) averaged 326,500 barrels per day (bbls/d) in the fourth quarter of 2011, a slight increase compared with fourth quarter 2010 production of 325,900 bbls/d. Production in the fourth quarter of 2011 consisted of a greater percentage of sweet synthetic crude due to strong upgrading reliability.

(1)
Non-GAAP financial measures. Return on capital employed (ROCE) excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of this document.

Suncor's total upstream production during the fourth quarter of 2011 averaged 576,500 barrels of oil equivalent per day (boe/d), compared to 625,600 boe/d during the fourth quarter of 2010. The decrease in production volumes reflected the divestiture of non-core assets throughout 2010 and 2011, lower output from Libya during the restart of production following the lifting of sanctions and operational outages at Syncrude.

"Our ongoing focus on operational excellence in 2011 led to impressive gains in reliability company-wide and record levels of oil sands production," said Rick George, chief executive officer. "Following our largest ever turnaround at our second upgrader, we had our two highest quarters on record for oil sands production, capped by a single month record of 345,000 barrels per day in December."

Bitumen production from the company's in situ operations averaged 101,400 bbls/d in the fourth quarter of 2011, compared to 85,800 bbls/d in the fourth quarter of 2010, and increased mainly due to the ramp up of production from the first well pad for the Firebag Stage 3 expansion and recently completed infill wells on existing Firebag well pads. Bitumen production from Suncor's in situ operations exited the year at 111,000 bbls/d. At the company's mining operations, the mining of ore from the North Steepbank Extension started in late December.

Cash operating costs (1) for Oil Sands (excluding Syncrude) were $39.60 per barrel in the fourth quarter of 2011, compared to $36.70 per barrel during the fourth quarter of 2010. The increase was primarily a reflection of higher total in situ cash operating costs as new assets ramp up production from the Firebag Stage 3 expansion.

Suncor's proportionate share of production from the Syncrude joint venture contributed an average of 30,300 bbls/d of production during the fourth quarter of 2011, compared to 37,900 bbls/d in the same quarter of 2010. Syncrude operated at lower rates for much of the quarter due to maintenance on a hydrogen plant and operating issues with a coker unit.

The Exploration and Production business contributed 219,700 boe/d of production in the fourth quarter of 2011, compared to 261,800 boe/d in the same period of 2010. The production decrease primarily reflected the divestiture of non-core assets over the past year, which had contributed incremental production of approximately 26,000 boe/d in the fourth quarter of 2010, and lower output from Libya during the restart of production following the lifting of sanctions.

In Suncor's downstream Refining and Marketing business, total refined product sales averaged 81,600 cubic metres per day (m3/d) during the fourth quarter of 2011, compared to 89,200 m3/d in the fourth quarter of 2010. The decrease in sales volumes primarily reflected lower throughput at the Edmonton refinery associated with a third-party hydrogen supply outage and lower demand for heating oil in Eastern Canada due to warmer weather.

Suncor recorded net earnings of $4.304 billion ($2.74 per common share) for the year ended December 31, 2011, compared to $3.829 billion ($2.45 per common share) for the year ended December 31, 2010. Operating earnings increased to $5.674 billion ($3.61 per common share) in 2011 from $2.634 billion ($1.69 per common share) in 2010. Cash flow from operations increased to $9.746 billion ($6.20 per common share) in 2011 from $6.656 billion ($4.25 per common share) in 2010.

"Suncor's integrated business model demonstrated its full value in 2011, maximizing the margins realized on our barrels of oil amid significant economic instability and volatility in commodity markets around the world," said Steve Williams, president and chief operating officer. "Through it all, Suncor's annual operating earnings more than doubled compared to 2010, and our annual cash flow from operations was also the highest ever, which bodes very well for the company's financial performance going forward."

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

             Suncor Energy Inc.
 002    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

FOURTH QUARTER DISCUSSION
January 31, 2012

Table of Contents

1.	Advisories	3
2.	Fourth Quarter Highlights	5
3.	Consolidated Financial Information	6
4.	Segmented Results and Analysis	11
5.	Capital Investment Update	23
6.	Financial Condition and Liquidity	25
7.	Quarterly Financial Data	26
8.	Non-GAAP Financial Measures Advisory	26
9.	Advisory – Forward-Looking Information	34

1. ADVISORIES

References to "we," "our," "Suncor," or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint venture investments, unless the context requires otherwise.

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which is within the framework of International Financial Reporting Standards (IFRS).

Effective January 1, 2011, the company's Consolidated Financial Statements have been prepared in accordance with IFRS, and IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied. In previous years, the company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative figures presented in this document pertaining to Suncor's 2010 results have been restated to be in accordance with IFRS. The impacts of the transition to IFRS on the company's previously reported financial statements for the three and twelve months ended December 31, 2010 are presented in the notes to the unaudited interim Consolidated Financial Statements. The impacts of the transition to IFRS on the company's opening balance sheet at January 1, 2010, are disclosed in the company's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2011. Comparative figures presented in this document pertaining to Suncor's 2009 results were prepared in accordance with Previous GAAP and were not required by IFRS 1 or by the Canadian Securities Administrators to be restated in accordance with IFRS.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain amounts in prior years have been reclassified to conform to the current year's presentation. On August 1, 2009, Suncor completed its merger with Petro-Canada, referred to in this document as the "merger".

Other Advisories

This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    003

cautioned that actual results may differ materially. Refer to the Advisory – Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other issues described within the Advisory – Forward-Looking Information section of this document. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2010 Management's Discussion and Analysis (MD&A).

Certain crude oil and natural gas liquids volumes have been converted to mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this document:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q4	Three months ended December 31
YTD	Twelve months ended December 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil

             Suncor Energy Inc.
 004    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

2. FOURTH QUARTER HIGHLIGHTS

•
Another strong quarter of operating earnings and cash flow from operations.

•
Consolidated net earnings for the fourth quarter of 2011 were $1.427 billion, compared to $1.286 billion for the fourth quarter of 2010.

•
Operating earnings (1) for the fourth quarter of 2011 were $1.427 billion, compared to $808 million for the fourth quarter of 2010.

•
Cash flow from operations (1) was $2.650 billion in the fourth quarter of 2011, compared to $2.132 billion in the fourth quarter of 2010.

•
ROCE (1) (excluding major projects in progress) was 13.8% for the twelve months ended December 31, 2011, compared to 11.4% for the twelve months ended December 31, 2010.

•
Net debt at December 31, 2011 was $7.0 billion and has decreased from $11.3 billion at December 31, 2010.

•
Leadership transition – Suncor's long-standing CEO to retire.  In early December, Rick George, Suncor's chief executive officer (CEO), announced his plan to retire after more than 20 years at the helm. Steve Williams, Suncor's chief operating officer, was appointed as president and a member of the company's Board of Directors, and will assume the role of CEO upon Mr. George's retirement in May 2012.

•
Strong Oil Sands performance.  Oil Sands production (excluding Syncrude) for December 2011 averaged a record 345,000 bbls/d and sweet product represented 46% of sales for the fourth quarter of 2011, the company's highest average quarterly percentage in two years. Bitumen output from in situ assets averaged 101,400 bbls/d for the quarter, reflecting new production from the first well pad for the Stage 3 expansion and new infill wells at Firebag. Exiting 2011, bitumen production from Suncor's in situ assets was 111,000 bbls/d, an increase of approximately 30% compared to average production from the fourth quarter of 2010.

•
Update on recent events in Libya and Syria.  Production from the company's joint venture operations in Libya was successfully restarted in three of five fields, and Suncor has started receiving payment for sales of crude oil. Suncor is optimistic about a return to business in the country.

  Amid continuing unrest in Syria, further sanctions were introduced that resulted in Suncor declaring force majeure under its contractual obligations and suspending its operations in the country. Consequently, the company has ceased recording all production and revenue from its Syrian assets. The company continues to comply with all relevant sanctions.

•
Refining capacity increases reflect continued reliability in Refining and Marketing.  Due to improvements in reliability and operations, effective January 1, 2012, Suncor upwardly revised the nameplate capacities of the Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d.

•
Growth projects on-stream.  The company started mining ore from the North Steepbank Extension (NSE) in late December. The Millennium Naphtha Unit (MNU) hydrogen plant started producing hydrogen and is expected to attain full design rates in the first quarter of 2012.

•
Share repurchase program completed.  Suncor has completed the program, repurchasing 17.1 million shares and returning $500 million to shareholders since the program was initiated in September 2011. Even with the large cash outflow associated with the share repurchase program, Suncor's cash balances increased to $3.8 billion during the fourth quarter of 2011.

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this document.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    005

3. CONSOLIDATED FINANCIAL INFORMATION

Financial and Operational Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2011	2010	2011	2010

Net earnings (loss)
Oil Sands	790	484	2 603	1 520
Exploration and Production	284	386	306	1 938
Refining and Marketing	307	367	1 726	819
Corporate, Energy Trading and Eliminations	46	49	(331)	(448)

Total	1 427	1 286	4 304	3 829

Operating earnings (loss) (1)
Oil Sands	835	345	2 737	1 379
Exploration and Production	372	275	1 358	1 193
Refining and Marketing	307	366	1 726	796
Corporate, Energy Trading and Eliminations	(87)	(178)	(147)	(734)

Total	1 427	808	5 674	2 634

Cash flow from (used in) operations (1)
Oil Sands	1 417	796	4 572	2 777
Exploration and Production	780	948	2 846	3 325
Refining and Marketing	534	610	2 574	1 538
Corporate, Energy Trading and Eliminations	(81)	(222)	(246)	(984)

Total	2 650	2 132	9 746	6 656

Production volumes (mboe/d)
Oil Sands	356.8	363.8	339.3	318.2
Exploration and Production	219.7	261.8	206.7	296.9

Total	576.5	625.6	546.0	615.1

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this document.

Net and Operating Earnings

Suncor's consolidated net earnings for the fourth quarter of 2011 were $1.427 billion, compared to $1.286 billion in the fourth quarter of 2010. Suncor's consolidated operating earnings for the fourth quarter of 2011 were $1.427 billion, compared to $808 million in the fourth quarter of 2010. Positive factors impacting net and operating earnings in the fourth quarter of 2011, compared to the same period in 2010, included:

•
Average price realizations for crude oil were higher in the fourth quarter of 2011, consistent with significant increases in the benchmark prices for WTI and Brent crudes. Average price realizations for Oil Sands also benefited from a favourable sales mix consisting of a higher percentage of more valuable sweet product.

•
In the fourth quarter of 2011, the company capitalized a higher percentage of its borrowing costs as part of the cost of major development assets and construction projects, resulting in lower interest expense.

•
After-tax share-based compensation expense was $65 million in the fourth quarter of 2011, compared to $83 million in the prior year period, and decreased mainly due to a smaller increase in the company's common share price. The impact on the company's operating segments of the $65 million share-based compensation expense for the fourth quarter of

             Suncor Energy Inc.
 006    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

  2011 was $24 million for Oil Sands; $21 million for Corporate, Energy Trading and Eliminations; $15 million for Refining and Marketing; and $5 million for Exploration and Production.

The positive factors noted above were partially offset by the following:

•
Production volumes for the Exploration and Production segment decreased to 219.7 mboe/d from 261.8 mboe/d, primarily due to the divestiture of non-core assets and lower output from Libya during the restart of production following the lifting of sanctions.

•
Operating, selling and general expense was higher, mainly due to higher in situ costs primarily associated with the Firebag Stage 3 expansion, and higher mining costs, reflecting the costs required to move comparatively more tonnes to maintain bitumen supply while working through the lower ore grade quality zone.

Operating Earnings Adjustments

The impacts of unrealized foreign exchange on the revaluation of U.S. dollar denominated long-term debt resulted in an after-tax gain of $156 million in the fourth quarter of 2011, compared with an after-tax gain of $252 million in the fourth quarter of 2010.

In addition, in the fourth quarter of 2011:

•
Suncor recorded after-tax impairment charges of $68 million against certain North America Onshore properties due to the decrease in the forward price for natural gas.

•
Suncor recorded after-tax write-offs of $35 million and $23 million against crude inventories in the Oil Sands and Corporate, Energy Trading and Eliminations segments, respectively, due to third-party pipeline adjustments.

•
Suncor recorded an after-tax provision of $31 million in the Exploration and Production segment related to a royalty dispute concerning the deductibility of certain costs for a period before the merger with Petro-Canada.

•
Suncor reversed after-tax impairment charges of $11 million against crude inventories in Libya, which the company initially recorded in the second quarter of 2011, because the company's joint venture partner confirmed the existence and sale of the inventory.

In the fourth quarter of 2010:

•
Suncor recognized an after-tax gain of $186 million in Other Income related to the redetermination of working interests in the Terra Nova oilfield that covered the period from February 1, 2005 to December 31, 2010. Suncor's working interest increased from 33.990% to 37.675%.

•
Suncor recorded after-tax impairment charges of $98 million in the Exploration and Production segment, primarily against certain North America Onshore assets, due mainly to decreases in the price for natural gas.

•
Suncor recognized an after-tax royalty recovery of $93 million related to the Alberta government modifying the bitumen valuation methodology (BVM) calculation for the interim period from January 1, 2009 to December 31, 2010.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    007

Consolidated Operating Earnings Reconciliation (1)(2)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Net earnings as reported	1 427	1 286	4 304	3 829
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(156)	(252)	161	(372)
Impairments and write-offs (3)	115	98	629	306
Impact of income tax rate adjustments on deferred income taxes (4)	—	—	442	—
Loss (gain) on significant disposals (5)	10	(21)	107	(826)
Adjustments to provisions for assets acquired through the merger (6)	31	6	31	68
Change in fair value of commodity derivatives used for risk management, net of realizations (7)	—	(48)	—	(233)
Redetermination of working interest in Terra Nova (8)	—	(186)	—	(166)
Modification of the bitumen valuation methodology (9)	—	(93)	—	(51)
Merger and integration costs	—	18	—	79

Operating earnings	1 427	808	5 674	2 634

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this document.

(3)
Impairments recorded in 2011 included charges against assets in Libya due to the suspension of production as a result of unrest, charges against certain North America Onshore assets due to decreasing natural gas prices, and charges against inventories held in Oil Sands and Corporate, Energy Trading and Eliminations due to third-party pipeline adjustments. Adjustments recorded in 2010 included impairment charges against certain North America Onshore assets due to decreasing natural gas prices, impairment charges against U.K. assets that were held for sale, and a write-off of certain Oil Sands mining and extraction equipment.

(4)
Adjustments to the company's deferred income taxes resulting from an increase in the U.K. tax rate on oil and gas profits from the North Sea.

(5)
Significant disposals in 2011 consisted of the partial disposition of the company's interests in the Voyageur upgrader and Fort Hills projects, and the sale of non-core assets in Western Canada and the U.K. portion of the North Sea. Significant disposals in 2010 included the sale of assets in Trinidad and Tobago, the Netherlands and U.K. portions of the North Sea, the U.S. Rockies, and several natural gas properties in Western Canada.

(6)
Adjustments in 2011 reflected a provision taken related to a royalty dispute covering a period before the merger with Petro-Canada. Adjustments in 2010 were for pipeline commitments that the company determined to be unfavourable as a result of certain non-core North America Onshore asset dispositions, the write-off of certain unproven properties in the Exploration and Production segment, changes in the provision for the cancellation of the Montreal refinery coker project, a dry hole in Libya, and other cost estimates associated with the transition to Exploration and Production Sharing Agreements (EPSAs) in Libya.

(7)
Adjustments represent the change in fair value of significant crude oil risk management derivatives, net of realized gains and losses recognized on the settlement of those derivatives. The company also holds other, less significant risk management derivatives for which the company does not adjust net earnings. The company held no significant crude oil risk management derivatives during 2011.

(8)
Adjustment resulting from the settlement reached in the fourth quarter of 2010 related to the redetermination of working interests in the Terra Nova oilfield. Operating earnings for prior period quarters in 2009 and 2010 were restated to reflect the portion of the settlement attributable to the respective quarters.

(9)
Adjustment reflects the impact of a royalty recovery in the fourth quarter of 2010 related to the Alberta government modifying the BVM calculation for the interim period from January 1, 2009 to December 31, 2010. Operating earnings for prior period quarters in 2009 and 2010 were restated to reflect the portion of the settlement attributable to the respective quarters.

             Suncor Energy Inc.
 008    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the Net and Operating Earnings narrative preceding the Consolidated Operating Earnings Reconciliation in this section of this document and in the Segmented Results and Analysis section of this document. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
Includes upstream price realizations before royalties and transportation costs, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
Calculated based on upstream production volumes and Refining and Marketing sales volumes.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor for upstream assets based on production volumes, rather than based on sales volumes.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    009

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of Suncor's operations.

Three months ended (average for the period ended, except as noted)		Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010

WTI crude oil at Cushing	US$/bbl	94.05	89.75	102.55	94.10	85.20	76.20	78.05	78.70
Dated Brent crude oil at Sullom Voe	US$/bbl	109.00	113.40	117.30	104.95	86.50	76.85	78.30	76.25
Dated Brent/Maya FOB price differential	US$/bbl	5.55	14.80	14.05	15.65	10.85	9.35	10.45	6.50
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	98.20	92.50	103.85	88.40	80.70	74.90	75.50	80.95
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	10.45	17.65	17.65	22.85	18.10	15.65	14.00	9.05
Condensate at Edmonton	US$/bbl	108.70	101.65	112.40	98.35	85.70	74.50	82.70	84.65
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.40	3.70	3.75	3.80	3.60	3.50	3.85	5.35
New York Harbor 3-2-1 crack (1)	US$/bbl	22.80	36.45	29.25	19.40	12.20	9.60	12.50	7.95
Chicago 3-2-1 crack (1)	US$/bbl	19.20	33.30	29.70	16.45	9.20	10.15	11.05	5.65
Portland 3-2-1 crack (1)	US$/bbl	26.45	36.50	29.35	21.40	13.50	16.60	15.50	8.55
Gulf Coast 3-2-1 crack (1)	US$/bbl	20.40	33.10	27.30	18.50	8.50	8.60	11.20	7.70
Exchange rate	US$/Cdn$	0.98	1.02	1.03	1.01	0.99	0.96	0.97	0.96
Exchange rate (end of period)	US$/Cdn$	0.98	0.95	1.04	1.03	1.01	0.97	0.94	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Benchmark prices for WTI and Brent crudes in the fourth quarter of 2011 were much higher than benchmark prices from the fourth quarter of 2010. Brent crude continued to trade at a premium to WTI, with the differential averaging US$14.95/bbl in the fourth quarter of 2011; however, the differential decreased sharply during the quarter and was less than US$10/bbl at the end of 2011.

Light/heavy crude oil differentials also decreased sharply in the fourth quarter of 2011 and were narrower than in the fourth quarter of 2010, increasing averaged realized prices for bitumen sales, but decreasing refining margins.

Average prices for natural gas at AECO were lower in the fourth quarter of 2011 than in the prior year period and decreased sharply in December, ending the year at approximately $2.60/mcf.

In the fourth quarter of 2011, 3-2-1 crack spreads were much higher than in the fourth quarter of 2010. Crack spreads were lower than in the third quarter of 2011, impacted by the narrowing premium for Brent crude over WTI, and by decreasing cracking margins for gasoline.

             Suncor Energy Inc.
 010    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. SEGMENTED RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Gross revenues	3 504	2 832	13 001	9 690
Less: Royalties	(278)	(139)	(799)	(681)

Operating revenues, net of royalties	3 226	2 693	12 202	9 009

Net earnings	790	484	2 603	1 520

Operating earnings (1)	835	345	2 737	1 379

Cash flow from operations (1)	1 417	796	4 572	2 777

(1)
Non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. Operating earnings are reconciled to net earnings in the Non-GAAP Financial Measures Advisory section of this document.

Oil Sands net earnings were $790 million for the fourth quarter of 2011, compared to $484 million for the fourth quarter of 2010. Oil Sands operating earnings were $835 million for the fourth quarter of 2011, compared to $345 million for the fourth quarter of 2010. Cash flow from operations in the fourth quarter of 2011 was $1.417 billion, compared to $796 million in the fourth quarter of 2010. These increases were due primarily to higher margins driven by higher price realizations and improved production and sales of higher margin sweet synthetic crude and diesel, partially offset by higher in situ operating expenses that were largely associated with the Firebag Stage 3 expansion.

Operating Earnings

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties and transportation costs, other operating revenues and the net impacts of sales and purchases of third-party crude.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    011

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Production Volumes

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2011	2010	2011	2010

Production (excluding Syncrude)	326.5	325.9	304.7	283.0
Syncrude production	30.3	37.9	34.6	35.2

Total	356.8	363.8	339.3	318.2

Production volumes (excluding Syncrude) in the fourth quarter of 2011 averaged 326.5 mbbls/d, and increased slightly compared to average production of 325.9 mbbls/d in the fourth quarter of 2010. December average production was a record 345 mbbls/d, reflecting higher bitumen output from Firebag and an increase in bitumen ore tonnes mined, partially offset by lower bitumen ore grade quality. Suncor anticipates that lower bitumen ore grade quality at the Millennium mine face will impact operations over the next nine months, at which point the ore grade quality is expected to return to previous levels.

In situ bitumen production volumes averaged 101.4 mbbls/d in the fourth quarter of 2011, compared to 85.8 mbbls/d in the fourth quarter of 2010. Output from Firebag was 71.7 mbbls/d, and increased by 18.8 mbbls/d compared with the fourth quarter of 2010, due mainly to the ramp up of production from the first well pad for the Stage 3 expansion and recently completed infill wells on existing well pads. MacKay River production averaged 29.7 mbbls/d during the fourth quarter of 2011, which was lower than average production of 32.9 mbbls/d in the fourth quarter of 2010, and was impacted by a planned maintenance event that continued during the first week of October. During the quarter, Suncor commenced production from a new phase of six wells at MacKay River and initiated steam injection into additional wells. Future production through these new wells combined with ongoing well workovers is expected to offset natural production declines. Bitumen production from Suncor's in situ operations exited the year at approximately 111,000 bbls/d.

Suncor's share of Syncrude production decreased to 30.3 mbbls/d in the fourth quarter of 2011, compared to 37.9 mbbls/d in the fourth quarter of 2010. In September 2011, unexpected operational issues at a hydrogen plant required maintenance activity that resulted in a period of lower production during the fourth quarter. In addition, Syncrude encountered operational issues with one of its coker units, which resumed production at lower levels after a brief shutdown. As production levels have not subsequently been restored, Syncrude expects to shut down the coker unit for additional maintenance in February 2012.

             Suncor Energy Inc.
 012    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Price Realizations and Sales Volumes

	Three months ended December 31		Twelve months ended December 31
(All figures exclude Syncrude, except as noted)	2011	2010	2011	2010

Average price realization (1)(2) ($/bbl)	97.33	70.95	88.74	69.58

Average price realization relative to WTI (1)(2) (Cdn$/bbl)	1.10	(15.32)	(5.35)	(12.33)

Sales volumes (mbbls/d)	318.6	311.4	304.4	279.3

Sales mix (sweet/sour) (%)	46/54	31/69	36/64	37/63

Average price realization – Syncrude (1) ($/bbl)	105.33	84.40	101.80	80.93

(1)
Average price realization is before royalties and net of related transportation costs.

(2)
Average price realization includes the impact of realized derivative gains and losses.

The sweet/sour sales mix for the fourth quarter of 2011 (46%/54%) was much more favourable than in the fourth quarter of 2010 (31%/69%), due mainly to improved secondary upgrading reliability, and was the highest quarterly percentage achieved in the last two years.

Suncor's average price realization for sales (excluding Syncrude) was $97.33/bbl (WTI plus $1.10/bbl) in the fourth quarter of 2011, compared to $70.95/bbl (WTI less $15.32/bbl) in the fourth quarter of 2010, and increased mainly due to higher benchmark prices for crude oil and better sweet/sour sales mix. The average price realization for sales relative to WTI improved, due mainly to improved sweet/sour sales mix, higher differentials for sweet synthetic crude oil and strong cracking margins for diesel. Suncor's average price realization for Syncrude was higher in the fourth quarter of 2011, compared with the fourth quarter of 2010, and was also positively impacted by higher benchmark prices for crude oil and higher differentials for sweet synthetic crude compared to WTI.

Royalties

Royalties were slightly higher in the fourth quarter of 2011 than in the same period in 2010. Oil Sands royalties are influenced primarily by the valuation for bitumen, which was higher in the fourth quarter of 2011 due to the increase in prices for WTI and narrowing of light/heavy differentials. This increase was partially offset by higher deductions for capital expenditures, primarily related to the Tailings Reduction Operations (TROTM) infrastructure project.

Inventory

The Inventory variance factor was positive because inventories that were produced during the prior period at relatively lower production costs were sold and replaced by inventories produced during the current period at relatively higher production costs.

Cash Operating Costs Reconciliation

Oil Sands cash operating costs per barrel increased in the fourth quarter of 2011, averaging $39.60/bbl compared to $36.70/bbl in the fourth quarter of 2010, with the impact of higher total cash operating costs only slightly offset by higher production volumes. Although higher than in the fourth quarter of 2010, in situ cash operating costs per barrel of bitumen production decreased each month in the fourth quarter of 2011, concurrent with increased production from Firebag. The company expects in situ cash operating costs per barrel of bitumen production to continue to decrease as production from the Firebag Stage 3 expansion continues to increase.

Oil Sands total cash operating costs increased to $1.191 billion in the fourth quarter of 2011 from $1.099 billion in the fourth quarter of 2010. Most of this increase occurred at our in situ operations, and consisted of higher expenses for

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    013

labour, maintenance, natural gas and support, most of which is associated with the Firebag Stage 3 expansion. In addition, mining costs increased compared to the prior year period, reflecting the higher labour, rental and maintenance costs required to move more tonnes of ore to maintain bitumen supply while working through the lower ore grade quality zone, and to remove more tonnes of overburden.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Operating, selling and general expense	1 418	1 270	5 169	4 537
Less: Syncrude-related operating expenses	(136)	(109)	(529)	(473)
Less: Other non-production costs (1)	(166)	(63)	(299)	(201)
Other adjustments (2)	75	1	138	127

Cash operating costs (3)	1 191	1 099	4 479	3 990

Cash operating costs (3)($/bbl)	39.60	36.70	40.20	38.65

(1)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, and the expense recognized as part of a non-monetary arrangement involving a third-party processor.

(2)
Other adjustments include the effects of changes in inventory valuation, the accretion of liabilities for reclamation and restoration provisions, and the cost of purchased diluent.

(3)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting operating, selling and general expense – a GAAP measure – for expenses that management believes do not relate to the production performance of Oil Sands assets operated by Suncor. See the Non-GAAP Financial Measures Advisory section of this document.

Expenses and Other Factors

Operating expenses at Syncrude were higher in the fourth quarter of 2011 than in the fourth quarter of 2010, due primarily to increased maintenance costs associated with both routine and unplanned operational incidents, and higher diesel fuel costs.

In addition, the company continues to incur costs related to remobilizing certain growth projects out of "safe mode" after the economic downturn in late 2008 and early 2009. Pre-tax safe mode costs were $14 million in the fourth quarter of 2011 and $20 million in the fourth quarter of 2010. Safe mode costs include the costs for maintaining equipment and facilities related to projects still in safe mode, the costs to assess the condition of assets coming out of safe mode, and the costs of remobilizing equipment and personnel.

DD&A expense for the fourth quarter of 2011 was higher than in the same period of 2010, due mainly to a larger asset base that is the result of costs capitalized for recently commissioned in situ assets and significant planned maintenance events in 2010 and the second quarter of 2011.

             Suncor Energy Inc.
 014    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Gross revenues	1 904	1 779	6 784	7 043
Less: Royalties	(440)	(292)	(1 472)	(1 377)

Operating revenues, net of royalties	1 464	1 487	5 312	5 666

Net earnings	284	386	306	1 938

Operating earnings (1)	372	275	1 358	1 193

Cash flow from operations (1)	780	948	2 846	3 325

(1)
Non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. Operating earnings are reconciled to net earnings in the Non-GAAP Financial Measures Advisory section of this document.

Exploration and Production net earnings were $284 million in the fourth quarter of 2011, compared to $386 million in the fourth quarter of 2010. Net earnings in the fourth quarter of 2011 included net after-tax impairment charges of $57 million, consisting of an impairment charge of $68 million taken against certain North America Onshore properties due to decreasing prices for natural gas, partially offset by a reversal of impairment charges of $11 million previously taken against crude inventories in Libya. Net earnings in the fourth quarter of 2011 also included an after-tax provision of $31 million for a royalty dispute covering a period prior to the merger with Petro-Canada. Net earnings in the fourth quarter of 2010 included a gain for the redetermination of our working interest in the Terra Nova oilfield, which increased from 33.990% to 37.675% and included a retroactive settlement for the period from February 1, 2005 to December 31, 2010. Net earnings in the fourth quarter of 2010 also included after-tax impairment charges of $98 million, taken primarily against North America Onshore properties due to decreasing prices for natural gas.

Operating earnings were $372 million in the fourth quarter of 2011, compared to $275 million in the fourth quarter of 2010. The increase in operating earnings was primarily due to higher average price realizations, partially offset by the impact of lower production volumes and higher royalties.

Cash flow from operations was $780 million for the fourth quarter of 2011, compared to $948 million for the fourth quarter of 2010. The decrease in cash flow from operations relative to the increase in operating earnings is due primarily to the inclusion of the gain for the redetermination of the working interest in the Terra Nova oilfield in the prior year amount.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    015

Operating Earnings

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Production Volumes

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010

Total production (mboe/d)	219.7	261.8	206.7	296.9

East Coast Canada (mbbls/d)	63.4	62.9	65.6	68.6
North Sea (mboe/d)	55.0	74.3	46.7	79.0
Other International (mboe/d)	40.5	51.6	29.7	53.5
North America Onshore (mmcfe/d)	365	438	388	575

Total production for the fourth quarter of 2011 averaged 219.7 mboe/d (69% crude oil and natural gas liquids), compared to 261.8 mboe/d (68% crude oil and natural gas liquids) in the fourth quarter of 2010.

In East Coast Canada, production from Terra Nova averaged 14.3 mbbls/d, which was lower than the fourth quarter of 2010 by 4.7 mbbls/d. This decrease was due mainly to the four-week planned maintenance outage that occurred during the quarter and the ongoing partial shut-in of certain wells due to the presence of hydrogen sulphide (H2S). Production from White Rose increased by 5.9 mbbls/d, compared with the fourth quarter of 2010, due mainly to a planned maintenance event that occurred in the prior year period, while production from Hibernia in the fourth quarter of 2011 was consistent with the fourth quarter of 2010.

             Suncor Energy Inc.
 016    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Production from the North Sea in the fourth quarter of 2011 decreased 19.3 mboe/d compared with the fourth quarter of 2010, due mainly to the disposition of non-core assets in the U.K. portion of the North Sea that contributed 18.7 mboe/d in the fourth quarter of 2010. Buzzard averaged production of 55.0 mboe/d in the fourth quarter of 2011, which was consistent with the prior year period, but reflected the negative impact of several operational issues and constraints on the Forties crude pipeline system.

Other International production decreased 11.1 mboe/d in the fourth quarter of 2011, compared with the same period in 2010. Most of this decrease occurred in Libya, where, after the government regime change late in the previous quarter, production was restarted in three of five fields, averaging 24.6 mboe/d for the quarter. Production from remaining fields in Libya remained shut-in during the quarter, but is expected to be restarted in the first quarter of 2012. Production from Syria decreased slightly compared with the fourth quarter of 2010; however, following new sanctions that ban transactions with Suncor's joint venture partner, Suncor has declared force majeure under its contractual obligations, exited the country with no timetable for return and ceased recording further production.

North America Onshore production decreased to 365 mmcfe/d in the fourth quarter of 2011 from 438 mmcfe/d in the fourth quarter of 2010. The decrease was due primarily to the disposition of non-core assets throughout 2010 and 2011 that contributed incremental production of approximately 44 mmcfe/d in the fourth quarter of 2010. Production from remaining properties decreased, compared with the fourth quarter of 2010, due primarily to natural declines in reservoir performance.

Price Realizations (1)

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010

East Coast Canada ($/bbl)	111.77	87.12	108.42	80.20

North Sea ($/boe)	106.41	84.78	102.88	77.98

Other International ($/boe)	102.42	83.06	95.76	70.39

North America Onshore – natural gas ($/mcf)	3.18	3.38	3.55	4.04

North America Onshore – natural gas liquids and crude oil ($/bbl)	90.58	71.02	85.30	67.06

(1)
Average price realization is calculated before royalties and net of transportation costs.

Average price realizations in the fourth quarter of 2011 for sales from East Coast Canada, the North Sea and Other International were significantly higher than the fourth quarter of 2010, due mainly to higher Brent crude prices, which remained well above US$100/bbl for the fourth quarter.

Royalties

Royalties were higher in the fourth quarter of 2011, compared with the same period in 2010. Suncor's operations in Libya and Syria are conducted pursuant to Production Sharing Contracts. The royalty amounts presented for these operations reflect the difference between Suncor's working interest in the particular asset and the net revenue attributable to Suncor under the terms of the applicable contract. All government interests in the operations, except for income taxes, are presented as royalties. In the fourth quarter of 2011, a higher percentage of production was unsold than in the fourth quarter of 2010, resulting in an increase to the government interest presented as royalties. Royalties were also higher for East Coast Canada, due mainly to higher price realizations.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    017

Expenses and Other Factors

Operating expenses were higher in the fourth quarter of 2011 than in the fourth quarter of 2010, primarily due to the company recording a provision against accounts receivable related to our production from Syria and costs associated with the planned maintenance event at Terra Nova, partially offset by the impacts of the disposition of non-core assets throughout 2010 and 2011.

DD&A was lower in the fourth quarter of 2011 than in the fourth quarter of 2010, mainly due to lower production volumes that reflect the disposition of non-core assets throughout 2010 and 2011. Exploration expense was also lower than in the prior year quarter, due to exploration activities in Libya remaining suspended.

Update on the Impacts of Events in Libya

Suncor's joint venture partner, Harouge Oil Operations BV, has successfully restarted production in three of five fields in Libya and work continues to stabilize production levels. Production exiting December 2011 was approximately 30 mbbls/d. The fourth quarter included the sale of two crude cargoes, for which the company received payment subsequent to the end of the year. Suncor remains optimistic about a gradual return to full operations in Libya and is working to remove its ESPAs from force majeure.

In light of the uncertainty surrounding the situation in Libya at the end of the second quarter of 2011, management made an assessment that it may not be able to re-enter Libya for a period of one to two years, if at all, and that any resumption of operations may involve additional remedial expenditure. The company, therefore, determined that its assets in Libya were impaired and recorded charges of $259 million (net of income taxes of $nil) against producing properties held in property, plant and equipment, $211 million (net of income taxes of $nil) against exploration and evaluation assets and $44 million (net of income taxes of $nil) against crude product and materials inventories.

Suncor has re-engaged with its joint venture partner to discuss current operations and future plans; however, there is still sufficient unpredictability underlying operating in this region, including the time frames for the ramp up of production and for future exploration commitments, and the extent of damage to the company's assets, which has not yet been fully assessed. Therefore, as at December 31, 2011, there has been no change in the company's assessment of the impairment of property, plant and equipment or exploration and evaluation assets that was recognized in the second quarter. However, the company was able to confirm the existence and sale of crude inventories that were written off, and, as a result, impairment charges of $11 million against crude inventories were reversed in the fourth quarter.

Update on the Impacts of Events in Syria

In December 2011, amid continuing unrest in Syria, further sanctions were introduced and Suncor declared force majeure under its contractual obligations and suspended its operations in the country. Suncor withdrew its expatriate staff and undertook measures to maintain support for its Syrian employees. Consequently, the company has ceased recording all production and revenue associated with Syrian assets. If force majeure is lifted in the future, the company expects it will have the right to recover its share of any production occurring during the force majeure period.

Suncor has not received payment for recent production. Suncor believes it is entitled to these receivables and will work with its joint venture partner to receive payment. In accordance with GAAP, because of the uncertainty associated with collecting these amounts as a result of the political unrest and sanctions in Syria, Suncor has recorded an after-tax provision of $63 million against these receivables, which represents approximately half of the overall balance outstanding.

             Suncor Energy Inc.
 018    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor has estimated the net recoverable value of its assets in Syria based on an assessment of expected future net cash flows over a range of possible outcomes. The result of this assessment did not require Suncor to record an impairment charge against its assets in Syria at this time. Should the current situation in Syria be resolved in a timely manner, such that sanctions are lifted, Production Sharing Contracts and sales agreements resume unaltered, and payments for sale of hydrocarbons are received, we would expect that the value of Suncor's net assets in Syria would not be impaired. However, should the current situation persist or worsen, such that Suncor is unable to resume operations in the near term, the company believes its assets in Syria could be impaired in the future. Suncor's operations in Syria represented approximately 3% of the company's consolidated net earnings and cash flow from operations in 2011. The carrying value of Suncor's net assets in Syria at December 31, 2011 was approximately $900 million.

As part of its normal course of operations, Suncor carries risk mitigation instruments in the aggregate amount of $405 million (pre-tax) on certain foreign operations, of which up to $300 million can apply to our assets in Syria.

REFINING AND MARKETING

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Operating revenues	6 364	5 660	25 713	20 860

Net earnings	307	367	1 726	819

Operating earnings (1)
Refining and product supply	237	324	1 413	532
Marketing	70	42	313	264

	307	366	1 726	796

Cash flow from operations (1)	534	610	2 574	1 538

(1)
Non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. Operating earnings are reconciled to net earnings in the Non-GAAP Financial Measures Advisory section of this document.

Refining and Marketing had net and operating earnings of $307 million in the fourth quarter of 2011, compared with net earnings of $367 million and operating earnings of $366 million in the fourth quarter of 2010.

Refining and product supply activities contributed $237 million to operating earnings in the fourth quarter of 2011, which was lower than in the same period in the prior year, due mainly to lower throughput at the Edmonton refinery due to a disruption in third-party hydrogen supply. In addition, there was a greater favourable impact on prior year period results related to an increasing crude price environment, whereby inventories produced during periods of lower feedstock costs were sold and replaced with inventories purchased at relatively higher feedstock costs. Marketing activities contributed $70 million to operating earnings in the fourth quarter of 2011, which was higher than in the same period in the prior year, due mainly to strong margins for distillate and lubricants products.

Cash flow from operations was $534 million in the fourth quarter of 2011, compared to $610 million in the fourth quarter of 2010, and decreased primarily due to the same factors that affected operating earnings.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    019

Operating Earnings

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative immediately subsequent to this bridge analysis. This bridge analysis is presented because management uses this presentation to analyze performance.

(2)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Volumes

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010

Refined product sales (thousands of m3/d)
Gasoline	39.8	41.2	39.7	41.1
Distillate (1)	29.7	35.0	30.4	30.4
Other	12.1	13.0	13.0	15.8

	81.6	89.2	83.1	87.3

Refinery utilization (2) (%)
Eastern North America	90	87	94	89
Western North America	90	101	91	95

Crude oil processed (thousands of m3/d)
Eastern North America	30.7	29.7	32.0	30.5
Western North America	32.8	36.5	32.8	34.6

(1)
Previously disclosed distillate sales volumes have been adjusted to remove certain volumes that originated in the Oil Sands segment.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Total sales of refined petroleum products averaged 81,600 m3/d in the fourth quarter of 2011, compared to 89,200 m3/d in the fourth quarter of 2010. Distillate sales decreased primarily due to lower production from the Edmonton refinery caused by a disruption to our third-party hydrogen supply and lower demand for heating oil through our wholesale channel in Eastern Canada due mainly to the warmer weather. The decrease in gasoline sales primarily reflected lower demand in Eastern Canada.

             Suncor Energy Inc.
 020    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor refinery utilization in Eastern North America averaged 90% in the fourth quarter of 2011, compared to 87% in the same period in 2010. The Sarnia refinery experienced several smaller operational upsets during the quarter; however, this throughput decrease was mitigated by additional production from Montreal.

Suncor refinery utilization in Western North America averaged 90% in the fourth quarter of 2011, compared to 101% in the same period in 2010. The decrease in utilization occurred at the Edmonton refinery, mainly due to the month-long disruption to our third-party hydrogen supply. Full hydrogen supply and refinery throughputs resumed in November. Utilization at the Commerce City refinery increased due to better reliability than in the prior year period, which included minor repairs on crude units and compressors.

Effective January 1, 2012, Suncor upwardly revised the nameplate capacities of the Commerce City and Montreal refineries, reflecting improvements in reliability and operations. The Commerce City refinery capacity increased from 93,000 bbls/d to 98,000 bbls/d and the Montreal refinery capacity increased from 130,000 bbls/d to 137,000 bbls/d.

Prices and Margins

Although crack spreads were higher in the fourth quarter of 2011 than in the fourth quarter of 2010, overall refining margins were lower due primarily to less favourable light/synthetic and light/heavy crude differentials that negatively impacted the cost of crude feedstock, and less favourable inventory valuation impacts. The positive earnings effects of an increasing crude price environment, whereby inventories produced during periods of lower feedstock costs are sold and replaced with inventories purchased at relatively higher feedstock costs, had a greater favourable impact on the prior year period.

Refining margins have also decreased from earlier periods in 2011. While the business environment for refined products is still stronger than in 2010, gasoline and distillate cracking margins and the discount for WTI (compared to Brent) have decreased from their third quarter peaks. Gasoline cracking margins declined more significantly.

Margins in wholesale channels remained strong in the fourth quarter of 2011, with margins for distillate remaining at high levels, while retail margins were consistent with those from the fourth quarter of 2010.

Expenses and Other Factors

Operating expenses were higher in the fourth quarter of 2011 than in the fourth quarter of 2010, due mainly to higher maintenance costs associated with the operational issues at the Sarnia refinery.

Within Financing Expense and Other Income, fourth quarter 2011 results were impacted negatively by lower unrealized gains on derivative financial instruments and higher foreign exchange losses. Fourth quarter 2010 results were positively impacted by gains on disposal of retail sites as mandated by the Canadian Competition Bureau as a result of the merger with Petro-Canada.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    021

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2011	2010	2011	2010

Net earnings (loss)	46	49	(331)	(448)

Operating earnings (loss) (1)
Renewable energy	18	6	72	33
Energy trading	32	30	149	64
Corporate	(133)	(205)	(346)	(842)
Group eliminations	(4)	(9)	(22)	11

	(87)	(178)	(147)	(734)

Cash flow used in operations (1)	(81)	(222)	(246)	(984)

Power generation marketed (gigawatt hours)	104	56	245	174

Ethanol production (thousands of m3)	105.9	49.0	381.5	206.0

(1)
Non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. Operating earnings are reconciled to net earnings in the Non-GAAP Financial Measures Advisory section of this document.

Net earnings for Corporate, Energy Trading and Eliminations in the fourth quarter of 2011 were $46 million, compared to $49 million in the fourth quarter of 2010. The operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2011 was $87 million, compared with an operating loss of $178 million in the fourth quarter of 2010.

In the fourth quarter of 2011, the Canadian dollar strengthened in relation to the U.S. dollar, with the US$/Cdn$ exchange rate increasing from 0.95 to 0.98 and resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $156 million. In the fourth quarter of 2010, the Canadian dollar strengthened in relation to the U.S. dollar as the exchange rate increased from 0.97 to 1.01, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $252 million.

Renewable Energy

Suncor's renewable energy assets contributed operating earnings of $18 million in the fourth quarter of 2011, compared to $6 million in the fourth quarter of 2010. The increase in earnings over the prior year quarter was due mainly to higher production volumes for ethanol. At the end of January 2011, Suncor completed the expansion of its ethanol plant in Ontario, which increased production capacity from 200 million litres per year to 400 million litres per year. Wind power generation marketed in the fourth quarter of 2011 increased significantly compared to the prior year period due to the completion of the 88-MW Wintering Hills project, which was fully operational by the end of November, and the 20-MW Kent Breeze project, which was completed earlier in 2011.

Energy Trading

Energy trading activities contributed operating earnings of $32 million in the fourth quarter of 2011, compared with operating earnings of $30 million in the fourth quarter of 2010. Energy trading continued to contribute to operating earnings, primarily through its heavy crude trading strategies that purchase heavy crude oil in Alberta and transport it to markets with more favourable prices.

             Suncor Energy Inc.
 022    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Corporate

Corporate had an operating loss of $133 million in the fourth quarter of 2011, compared with an operating loss of $205 million in the fourth quarter of 2010. The decrease in operating loss was due mainly to an increase in capitalized interest that reduced the amount of borrowing costs that were expensed, higher interest income on cash and cash equivalents, and a lower share-based compensation expense, partially offset by higher DD&A expense due to the start of depreciation on Suncor's post-merger systems integration initiative.

In the fourth quarter of 2011, the company capitalized 85% of its borrowing costs as part of the cost of major development assets and construction projects, compared to 57% in the fourth quarter of 2010. Subsequent to the completion of transactions with Total E&P in the first quarter of 2011, the company resumed capitalizing interest for the Voyageur upgrader project and commenced capitalizing interest for the Fort Hills and Joslyn projects.

Group Eliminations

Group eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company determines that the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2011, $4 million of after-tax intersegment profit was eliminated.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Oil Sands	1 270	1 067	5 100	3 709
Exploration and Production	263	393	874	1 274
Refining and Marketing	221	272	633	667
Corporate, Energy Trading and Eliminations	60	152	243	360

Total capital and exploration expenditures	1 814	1 884	6 850	6 010

Capitalized interest (included in above figures)	157	98	559	301

The following sections providing capital investment updates for Suncor's segments contain forward-looking information. See the Advisory – Forward-Looking Information section of this document for the material risks and assumptions underlying this forward-looking information.

OIL SANDS

Oil Sands capital and exploration expenditures were $1.270 billion in the fourth quarter of 2011. Growth spending in the most recent quarter was focused primarily on the following projects:

•
Capital expenditures for Firebag Stage 3 were $70 million in the fourth quarter of 2011, bringing total project expenditures to $4.370 billion, with the company's estimate for the total cost to complete this project being $4.4 billion. The company has started injecting steam into the second and third well pads, and initial bitumen production from these wells is anticipated in the first half of 2012. The ramp up of production from Stage 3 is continuing, and the company expects to reach peak production levels during the second half of 2013. The company also expects to complete and commission the cogeneration facilities for Stage 3 in the first quarter of 2012.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    023

•
Capital expenditures for Firebag Stage 4 were $172 million in the fourth quarter of 2011, bringing total project expenditures to $1.2 billion. The company's total cost estimate for this project is $2.0 billion (+10%/-10%). Construction continued in the fourth quarter of 2011 on infrastructure, central plant and cogeneration facilities, and the two well pads. The company expects to begin production from the Stage 4 expansion late in the first quarter of 2013.

•
For the MNU project, the hydrogen plant started producing hydrogen and is expected to attain full design rates in the first quarter of 2012. The naphtha hydrotreater unit is expected to be started during the second quarter of 2012. This additional hydrotreating capacity is expected to provide greater operational flexibility for secondary upgrading in the near term, while supporting incremental growth in secondary upgrading output in the long term.

•
Suncor started mining ore from the NSE late in 2011, and operations are expected to ramp up over the next twelve months. The NSE project develops a new mining resource, and is expected to improve the productivity of overall mining operations and decrease operating costs by alleviating congestion in the Millennium mine and reducing average haul distances.

Other Oil Sands capital expenditures focused on the restart of our Fort Hills and Voyageur upgrader projects, TROTM infrastructure construction and tailings drying facilities, work refurbishing a coker that began in the third quarter, infill wells at Firebag, and the new wells at MacKay River.

Exploration and Production

Exploration and Production spent $263 million on capital and exploration expenditures in the fourth quarter of 2011, primarily on the Golden Eagle, Hibernia Southern Extension Unit and Hebron developments, sidetrack wells for the Butch prospect in the Norway portion of the North Sea, H2S remediation activities at Terra Nova, and North America Onshore drilling activity in the Wilson Creek area of the Cardium oil formation and in the Kobes area of the Montney Shale.

Other Capital Expenditures

Refining and Marketing spent $221 million on capital expenditures in the fourth quarter of 2011. Expenditures focused on a variety of projects, including one to reduce benzene content in gasoline production at the Commerce City refinery. In addition, the company completed construction of the Wintering Hills wind project.

             Suncor Energy Inc.
 024    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

($ millions, except as noted)	December 31 2011	December 31 2010

Working capital (1)	786	1 148

Short-term debt	763	1 984
Current portion of long-term debt	12	518
Long-term debt	10 004	9 829

Total debt	10 779	12 331
Less: Cash and cash equivalents	3 803	1 077

Net debt	6 976	11 254

Shareholders' equity	38 600	35 192

Total debt plus shareholders' equity	49 379	47 523

Total debt to total debt plus shareholders' equity (%)	22	26

(1)
Current assets less current liabilities, excluding cash and cash equivalents, short-term debt, current portion of long-term debt, and current assets and liabilities associated with assets held for sale.

Twelve months ended December 31	2011	2010

Return on Capital Employed (%) (1)
Excluding major projects in progress	13.8	11.4
Including major projects in progress	10.1	8.2

Net debt to cash flow from operations (2) (times)	0.7	1.7

Interest coverage on long-term debt (times)
Earnings basis (3)	10.7	8.8
Cash flow from operations basis (2)(4)	16.4	11.7

(1)
Non-GAAP financial measure. The calculations for ROCE are detailed in the Non-GAAP Financial Measures Advisory section of this document.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    025

7. QUARTERLY FINANCIAL DATA

Three months ended ($ millions, unless otherwise noted)	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010

Total production(mboe/d)	576.5	546.0	460.0	601.3	625.6	635.5	633.9	564.6
Oil Sands	356.8	362.5	277.2	360.6	363.8	338.3	334.4	234.6
Exploration and Production	219.7	183.5	182.8	240.7	261.8	297.2	299.5	330.0

Revenues and other income
Operating revenues, net of royalties	10 077	10 494	9 510	9 256	8 982	7 717	8 174	7 130
Other income (1)	60	184	77	132	358	(45)	287	1

	10 137	10 678	9 587	9 388	9 340	7 672	8 461	7 131

Net earnings	1 427	1 287	562	1 028	1 286	1 224	540	779
per common share(dollars)
Basic	0.91	0.82	0.36	0.65	0.82	0.78	0.35	0.50
Diluted	0.91	0.76	0.31	0.65	0.82	0.78	0.34	0.46

Operating earnings (2)(3)	1 427	1 789	980	1 478	808	617	839	370
per common share – basic (3)(4) (dollars)	0.91	1.14	0.62	0.94	0.52	0.39	0.54	0.24

Cash flow from operations (4)	2 650	2 721	1 982	2 393	2 132	1 630	1 770	1 124
per common share – basic (4) (dollars)	1.69	1.73	1.26	1.52	1.36	1.04	1.13	0.72

ROCE (4)(5) (%) for the twelve months ended	13.8	13.4	11.1	12.5	11.4	9.3	7.9	4.8

Common share information
Dividend per common share (dollars)	0.11	0.11	0.11	0.10	0.10	0.10	0.10	0.10
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	29.38	26.76	37.80	43.48	38.28	33.50	31.33	33.03
New York Stock Exchange (US$)	28.83	25.44	39.10	44.84	38.29	32.55	29.44	32.54

(1)
During the second quarter of 2011, the company completed a review of its energy supply and trading activities and determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Prior period amounts have been reclassified to conform to this presentation.

(2)
The company has restated 2010 operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Advisories – Basis of Presentation and the Non-GAAP Financial Measures Advisory sections of this document.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(4)
Excludes capitalized costs related to major projects in progress.

8. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this document – namely operating earnings, cash flow from operations, ROCE and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. All reconciling items are presented on an after-tax basis.

             Suncor Energy Inc.
 026    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings as reported	790	484	284	386	307	367	46	49	1 427	1 286
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(156)	(252)	(156)	(252)
Impairments and write-offs	35	2	57	96	—	—	23	—	115	98
Loss (gain) on significant disposals	10	—	—	(21)	—	—	—	—	10	(21)
Adjustments to provisions for assets acquired through the merger	—	—	31	—	—	(1)	—	7	31	6
Change in fair value of commodity derivatives used for risk management, net of realizations	—	(48)	—	—	—	—	—	—	—	(48)
Redetermination of working interest in Terra Nova	—	—	—	(186)	—	—	—	—	—	(186)
Modification of the bitumen valuation methodology	—	(93)	—	—	—	—	—	—	—	(93)
Merger and integration costs	—	—	—	—	—	—	—	18	—	18

Operating earnings (loss)	835	345	372	275	307	366	(87)	(178)	1 427	808

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    027

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings (loss) as reported	2 603	1 520	306	1 938	1 726	819	(331)	(448)	4 304	3 829
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	—	—	—	—	—	—	161	(372)	161	(372)
Impairments and write-offs	35	143	571	163	—	—	23	—	629	306
Impact of income tax rate adjustments on deferred income taxes	—	—	442	—	—	—	—	—	442	—
Loss (gain) on significant disposals	99	—	8	(826)	—	—	—	—	107	(826)
Adjustments to provisions for assets acquired through the merger	—	—	31	84	—	(23)	—	7	31	68
Change in fair value of commodity derivatives used for risk management, net of realizations	—	(233)	—	—	—	—	—	—	—	(233)
Redetermination of working interest in Terra Nova	—	—	—	(166)	—	—	—	—	—	(166)
Modification of the bitumen valuation methodology	—	(51)	—	—	—	—	—	—	—	(51)
Merger and integration costs	—	—	—	—	—	—	—	79	—	79

Operating earnings (loss)	2 737	1 379	1 358	1 193	1 726	796	(147)	(734)	5 674	2 634

Prior period operating earnings have been restated in this document. In the first quarter of 2011, three operating earnings adjustments – mark-to-market valuation of stock-based compensation, project start-up costs and costs related to the deferral of growth projects – were eliminated from the operating earnings reconciliation due to their relatively minor impact on operating earnings in 2011 and 2010. Less significant individual gains and losses on disposal were also removed from operating earnings reconciling items reported in prior periods. Finally, adjustments to net earnings for the transition to IFRS also had an impact on operating earnings and existing operating earnings adjustments.

             Suncor Energy Inc.
 028    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The following is a reconciliation of operating earnings as reported in the company's previous reports to operating earnings as reported in this document:

Three and twelve months ended December 31, 2010	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	Q4	YTD	Q4	YTD	Q4	YTD	Q4	YTD	Q4	YTD

Operating earnings (loss), as previously reported (1)(2)	404	1 535	293	1 124	389	782	(140)	(709)	946	2 732
Removal of operating earnings adjustments:
Mark-to-market valuation of stock-based compensation	(23)	(31)	(27)	(23)	(28)	(30)	(36)	(19)	(114)	(103)
(Loss) gain on significant disposals	(2)	(4)	—	—	10	26	—	—	8	22
Project start-up costs	(19)	(55)	—	(3)	—	—	—	—	(19)	(58)
Costs related to deferral of growth projects	(12)	(94)	—	—	—	—	—	—	(12)	(94)
IFRS adjustments:
Net earnings	(3)	28	(57)	218	(5)	18	(2)	(6)	(67)	258
Operating earnings reconciling items:
Impairments and write-offs	—	—	83	(85)	—	—	—	—	83	(85)
Gain on significant disposals	—	—	(17)	(38)	—	—	—	—	(17)	(38)

Operating earnings (loss), as restated in this document	345	1 379	275	1 193	366	796	(178)	(734)	808	2 634

(1)
Operating earnings (loss) includes amounts classified as discontinued operations under Previous GAAP.

(2)
Operating earnings (loss) as previously reported in Suncor's fourth quarter 2010 Report to Shareholders.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    029

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process.

For the twelve months ended December 31 ($ millions, except as noted)		2011	2010

Adjustments to net earnings
Net earnings		4 304	3 829
Add after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt		161	(372)
Interest expense		83	327

	A	4 548	3 784

Capital employed – beginning of twelve-month period
Net debt		11 254	13 516
Shareholders' equity		35 192	32 485

		46 446	46 001

Capital employed – end of twelve-month period
Net debt		6 976	11 254
Shareholders' equity		38 600	35 192

		45 576	46 446

Average capital employed (1)	B	44 956	46 075

ROCE – including major projects in progress (%)	A/B	10.1	8.2

Average capitalized costs related to major projects in progress	C	12 106	12 890

ROCE – excluding major projects in progress (%)	A/(B-C)	13.8	11.4

(1)
Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

             Suncor Energy Inc.
 030    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – Cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, fluctuations for the timing or payment of risk management positions, offshore feedstock purchases, and fuel taxes and income taxes, which management believes reduces comparability between periods.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings	790	484	284	386	307	367	46	49	1 427	1 286
Adjustments for:
Depreciation, depletion, amortization and impairment	392	308	474	530	118	114	39	26	1 023	978
Deferred income taxes	270	140	(30)	11	92	134	(10)	(64)	322	221
Accretion of liabilities	18	52	16	42	1	—	—	—	35	94
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(179)	(290)	(179)	(290)
Change in fair value of derivative contracts	—	(66)	—	—	17	—	34	34	51	(32)
Loss (gain) on disposal of assets	16	3	(9)	(26)	(5)	(11)	—	38	2	4
Share-based compensation	31	11	8	29	19	27	21	39	79	106
Exploration expenses	—	—	—	10	—	—	—	—	—	10
Other	(100)	(136)	37	(34)	(15)	(21)	(32)	(54)	(110)	(245)

Cash flow from (used in) operations	1 417	796	780	948	534	610	(81)	(222)	2 650	2 132
(Increase) decrease in non-cash working capital	(47)	(186)	9	(74)	587	(8)	(396)	(120)	153	(388)

Cash flow provided by (used in) operating activities	1 370	610	789	874	1 121	602	(477)	(342)	2 803	1 744

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    031

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings (loss)	2 603	1 520	306	1 938	1 726	819	(331)	(448)	4 304	3 829
Adjustments for:
Depreciation, depletion, amortization and impairment	1 374	1 310	2 035	1 978	444	440	99	75	3 952	3 803
Deferred income taxes	895	487	354	196	494	269	(99)	(201)	1 644	751
Accretion of liabilities	85	130	69	103	3	2	—	—	157	235
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	—	—	—	—	—	—	183	(426)	183	(426)
Change in fair value of derivative contracts	—	(316)	—	—	3	—	(43)	31	(40)	(285)
Loss (gain) on disposal of assets	122	14	31	(998)	(16)	(30)	(1)	39	136	(975)
Share-based compensation	(35)	55	(4)	24	(21)	39	(42)	(5)	(102)	113
Exploration expenses	—	—	28	96	—	—	—	—	28	96
Other	(472)	(423)	27	(12)	(59)	(1)	(12)	(49)	(516)	(485)

Cash flow from (used in) operations	4 572	2 777	2 846	3 325	2 574	1 538	(246)	(984)	9 746	6 656
(Increase) decrease in non-cash working capital	(676)	(890)	398	(320)	600	(260)	(80)	300	242	(1 170)

Cash flow provided by (used in) operating activities	3 896	1 887	3 244	3 005	3 174	1 278	(326)	(684)	9 988	5 486

             Suncor Energy Inc.
 032    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Cash Operating Costs

Oil Sands cash operating costs are reconciled in the Segmented Results and Analysis – Oil Sands section of this document. Cash operating costs have also been restated for the transition to IFRS. The following table reconciles amounts previously reported to those presented in this document:

	Three months ended December 31, 2010		Twelve months ended December 31, 2010
	$ millions	$/bbl	$ millions	$/bbl

Cash operating costs, as previously reported	1 100	36.70	4 012	38.85
IFRS adjustments:
Accretion of liabilities	(4)		(16)
Operating, selling and general expense	3		(6)

Cash operating costs, as restated in this document	1 099	36.70	3 990	38.65

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    033

9. ADVISORY – FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "indicates," "could," "focus," "vision," "goal," "outlook," "proposed," "target," "objective," and similar expressions.

Forward-looking statements in this document include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including:

•
Production rates at December 31, 2011 ("exit rates") as they pertain to the future performance of in situ operations and Libya;

•
Future production from new wells at MacKay River combined with well workovers is expected to offset natural production declines;

•
Lower bitumen ore grade quality at the Millennium mine face will impact operations over the next nine months, at which point the ore grade quality is expected to return to previous levels;

•
In situ cash operating costs per barrel, which are expected to continue to decrease as production from the Firebag Stage 3 expansion continues to increase; and

•
Production from remaining shut-in fields in Libya is expected to be restarted in the first quarter of 2012.

The anticipated duration and impact of planned maintenance events, including:

•
The scheduled shutdown of a Syncrude coker unit for additional maintenance in February 2012.

Suncor's expectations about where future capital expenditures will be directed, the timing for completion of growth and other significant projects, and the results of such projects, including:

•
The company's estimates of $4.4 billion for the total cost of Firebag Stage 3 and $2.0 billion (+10%/-10%) for Firebag Stage 4;

•
The company's expectation that it will complete and commission cogeneration facilities for Firebag Stage 3 in the first quarter of 2012;

•
Bitumen production from the second and third well pads at the Firebag Stage 3 expansion is anticipated throughout the first half of 2012;

•
Production from the Stage 3 expansion is expected to achieve peak production levels during the second half of 2013;

•
Production from the Firebag Stage 4 expansion is expected late in the first quarter of 2013;

•
Hydrogen production from the MNU is expected to attain full design rates in the first quarter of 2012;

•
The naphtha hydrotreater unit of the MNU project is expected to be started during the second quarter of 2012. The additional hydrotreating capacity is expected to provide greater operational flexibility for secondary upgrading in the near term, while supporting incremental growth in secondary upgrading output in the long term; and

•
Suncor's expectations that its operations at the NSE will ramp up over the next twelve months, and that the NSE will improve productivity of overall mining operations by alleviating congestion and reducing average haul distances.

Also:

•
Suncor's assessment of the situation in Libya, including the impairment of net assets, the status of physical assets and sustainability of production rates; and

•
Suncor's assessment of the situation in Syria, including its determination of the net recoverable value of net assets in Syria that did not indicate that an impairment charge is required at this time, and Suncor's expectations about recovering its share of any production during the period of force majeure if force majeure is lifted.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery

             Suncor Energy Inc.
 034    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our oil sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance oil sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources in oil sands processes, and planned and unplanned maintenance activities; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Fort McMurray and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the continuation of the shut-in of production in Libya and the possibility that operations in Syria may be constrained by civil and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business condition, such as commodity prices, interest rates and currency exchange; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy; failure to realize anticipated synergies or cost-savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of assets acquired and liabilities assumed in the merger with Petro-Canada. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this document, and the company's 2010 Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    035

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Revenues and Other Income
Operating revenues, net of royalties (notes 6 and 7)	10 077	8 982	39 337	32 003
Other income (note 8)	60	358	453	601

	10 137	9 340	39 790	32 604

Expenses
Purchases of crude oil and products	4 567	3 989	18 723	14 831
Operating, selling and general (note 10)	2 385	2 333	8 424	7 984
Transportation	189	190	736	703
Depreciation, depletion, amortization and impairment (note 9)	1 023	978	3 952	3 803
Exploration	10	41	116	218
Loss (gain) on disposal of assets	2	4	136	(975)
Project start-up costs	21	29	163	77
Financing expenses (income) (note 12)	(109)	(128)	471	187

	8 088	7 436	32 721	26 828

Earnings Before Income Taxes	2 049	1 904	7 069	5 776

Provisions for Income Taxes(note 16)
Current	300	397	1 121	1 196
Deferred	322	221	1 644	751

	622	618	2 765	1 947

Net Earnings	1 427	1 286	4 304	3 829

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	32	(221)	230	(437)
Foreign currency translation adjustment relating to assets held for sale	—	(56)	—	(63)
Foreign currency translation reclassified to net earnings	—	53	14	49
Cash flow hedges reclassified to net earnings	—	—	—	(1)
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes of $36 (2010 – $45) and $117 (2010 – $49) for the three and twelve months ended December 31, respectively	(103)	124	(339)	(152)

Other Comprehensive Income (Loss)	(71)	(100)	(95)	(604)

Total Comprehensive Income	1 356	1 186	4 209	3 225

Net Earnings per Common Share (dollars) (note 13)
Basic	0.91	0.82	2.74	2.45
Diluted	0.91	0.82	2.67	2.43

Cash dividends	0.11	0.10	0.43	0.40

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 036    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	December 31 2011	December 31 2010

Assets
Current assets
Cash and cash equivalents	3 803	1 077
Accounts receivable	5 412	5 253
Inventories	4 205	3 141
Income taxes receivable	704	734
Assets held for sale (note 14)	—	762

Total current assets	14 124	10 967
Property, plant and equipment, net	52 589	49 958
Exploration and evaluation	4 554	3 961
Other assets	311	230
Goodwill and other intangible assets (note 15)	3 139	3 422
Deferred income taxes	60	69

Total assets	74 777	68 607

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	763	1 984
Current portion of long-term debt	12	518
Accounts payable and accrued liabilities	7 755	6 443
Current portion of provisions	811	608
Income taxes payable	969	929
Liabilities associated with assets held for sale (note 14)	—	586

Total current liabilities	10 310	11 068
Long-term debt	10 004	9 829
Other long-term liabilities	2 392	2 103
Provisions	3 752	2 504
Deferred income taxes	9 719	7 911
Shareholders' equity	38 600	35 192

Total liabilities and shareholders' equity	74 777	68 607

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    037

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Operating Activities
Net earnings	1 427	1 286	4 304	3 829
Adjustments for:
Depreciation, depletion, amortization and impairment	1 023	978	3 952	3 803
Deferred income taxes	322	221	1 644	751
Accretion of liabilities	35	94	157	235
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(179)	(290)	183	(426)
Change in fair value of derivative contracts	51	(32)	(40)	(285)
Loss (gain) on disposal of assets	2	4	136	(975)
Share-based compensation	79	106	(102)	113
Exploration	—	10	28	96
Other	(110)	(245)	(516)	(485)
Decrease (increase) in non-cash working capital	153	(388)	242	(1 170)

Cash flow provided by operating activities	2 803	1 744	9 988	5 486

Investing Activities
Capital and exploration expenditures	(1 814)	(1 884)	(6 850)	(6 010)
Acquisitions	—	—	(842)	—
Proceeds from disposal of assets	39	257	3 074	3 088
Other investments	(7)	22	(6)	3
Decrease (increase) in non-cash working capital	36	54	26	(193)

Cash flow used in investing activities	(1 746)	(1 551)	(4 598)	(3 112)

Financing Activities
Net change in short-term debt	(16)	543	(1 221)	(333)
Net change in long-term debt	10	(128)	(4)	(924)
Repayment of long-term debt	—	—	(500)	—
Issuance of common shares under share option plans	6	34	213	81
Purchase of common shares for cancellation	(359)	—	(500)	—
Dividends paid on common shares	(170)	(149)	(664)	(611)

Cash flow provided by (used in) financing activities	(529)	300	(2 676)	(1 787)

Increase in Cash and Cash Equivalents	528	493	2 714	587
Effect of foreign exchange on cash and cash equivalents	(12)	(14)	12	(15)
Cash and cash equivalents at beginning of period	3 287	598	1 077	505

Cash and Cash Equivalents at End of Period	3 803	1 077	3 803	1 077

Supplementary Cash Flow Information
Interest paid	238	236	672	690
Income taxes paid	298	626	885	1 193

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 038    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At January 1, 2010	20 053	536	—	15	11 881	32 485	1 559 778

Net earnings	—	—	—	—	3 829	3 829	—
Foreign currency translation adjustment	—	—	(451)	—	—	(451)	—
Net change in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(152)	(152)	—

Total comprehensive income (loss)	—	—	(451)	(1)	3 677	3 225	—
Dividends paid on common shares	—	—	—	—	(611)	(611)	—
Issued under share option plans	122	(33)	—	—	—	89	5 292
Issued under dividend reinvestment plan	13	—	—	—	(13)	—	419
Share-based compensation expense	—	4	—	—	—	4	—

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	4 304	4 304	—
Foreign currency translation adjustment	—	—	244	—	—	244	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(339)	(339)	—

Total comprehensive income	—	—	244	—	3 965	4 209	—
Dividends paid on common shares	—	—	—	—	(664)	(664)	—
Issued under share option plans	325	(57)	—	—	—	268	9 920
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	355
Purchase of common shares for cancellation (note 11)	(222)	—	—	—	(278)	(500)	(17 128)
Share-based compensation expense	—	94	—	—	—	94	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1	—

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    039

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard 34 Interim Financial Reporting within Part 1 of the Canadian Institute of Chartered Accountants (CICA) Handbook. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010.

Effective January 1, 2011, the company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRS 1 First-Time Adoption of International Financial Reporting Standards (IFRS 1) has been applied. In previous years, the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative information has been restated from Previous GAAP to IFRS. The impact of the transition to IFRS on the company's previously reported financial statements for the three and twelve months ended December 31, 2010 is presented in note 4. The impact on the company's opening balance sheet at January 1, 2010, is disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at January 30, 2012, the date the Audit Committee approved these statements on behalf of the Board of Directors. Any subsequent changes to IFRS that are given effect in the company's annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements, including the adjustments recognized on transition to IFRS.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated interim financial statements for the three months ended March 31, 2011.

             Suncor Energy Inc.
 040    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board's (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2015. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles.

Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant impacts as a result of these amendments.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20 Stripping Costs in the Production Phase of a Surface Mine. This interpretation requires the capitalization and depreciation of stripping costs from the production phase of a mine if an entity can demonstrate that it is probable that future economic benefits will be realized, that costs can be reliably measured, and that the component of the ore body for which access has been improved can be identified. This interpretation is effective for annual periods beginning on or after January 1, 2013. The company does not anticipate significant impacts as a result of this interpretation.

4. FIRST-TIME ADOPTION OF IFRS

Effective January 1, 2011, the company began reporting under IFRS, and the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011 have been applied in preparing the financial statements for the three and twelve month periods ended December 31, 2011 and 2010, and in the preparation of the company's opening balance sheet at January 1, 2010 (Transition Date).

In previous years, the company prepared its consolidated financial statements in accordance with Previous GAAP. Reconciliations from Previous GAAP to IFRS for comparative periods are provided on the following pages.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    041

Reconciliation of Equity at December 31, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Assets
Current assets
Cash and cash equivalents	1 077	—	—	—	1 077
Accounts receivable	5 253	—	—	—	5 253
Inventories	3 141	—	—	—	3 141
Income taxes receivable	734	—	—	—	734
Deferred income taxes	210	—	(210)	—	—
Assets held for sale (5)	98	658	—	6	762

Total current assets	10 513	658	(210)	6	10 967
Property, plant and equipment, net (5)(6)(7)(8)(9)(10)(14)	55 290	—	(3 961)	(1 371)	49 958
Exploration and evaluation	—	—	3 961	—	3 961
Other assets	451	—	(221)	—	230
Goodwill	3 201	—	(3 201)	—	—
Goodwill and other intangible assets	—	—	3 422	—	3 422
Deferred income taxes	56	—	13	—	69
Assets of discontinued operations	658	(658)	—	—	—

Total assets	70 169	—	(197)	(1 365)	68 607

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	—	1 982	—	1 984
Current portion of long-term debt	518	—	—	—	518
Accounts payable and accrued liabilities (11)(12)	6 942	—	(604)	105	6 443
Current portion of provisions	—	—	604	4	608
Income taxes payable	929	—	—	—	929
Deferred income taxes	37	—	(37)	—	—
Liabilities associated with assets held for sale (5)(6)(14)	98	484	—	4	586

Total current liabilities	8 526	484	1 945	113	11 068
Long-term debt (7)	11 669	—	(1 982)	142	9 829
Accrued liabilities and other	4 154	—	(4 154)	—	—
Other long-term liabilities (11)(12)	—	—	1 861	242	2 103
Provisions (5)(6)	—	—	2 293	211	2 504
Deferred income taxes (14)	8 615	—	(160)	(544)	7 911
Liabilities of discontinued operations	484	(484)	—	—	—
Shareholders' equity (5)(6)(7)(8)(9)(10)(11)(12)(13) (14)	36 721	—	—	(1 529)	35 192

Total liabilities and shareholders' equity	70 169	—	(197)	(1 365)	68 607

See footnotes starting on page 45.

             Suncor Energy Inc.
 042    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Reconciliation of Comprehensive Income for the Three Months Ended December 31, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	9 173	150	(341)	—	8 982
Less: Royalties	(351)	—	351	—	—

Operating revenues, net of royalties	8 822	150	10	—	8 982
Other income	368	—	(10)	—	358

	9 190	150	—	—	9 340

Expenses
Purchases of crude oil and products	3 989	—	—	—	3 989
Operating, selling and general (7)(11)(12)	2 290	33	—	10	2 333
Transportation	185	5	—	—	190
Depreciation, depletion, amortization and impairment (5)(8)(9)(10)	874	—	—	104	978
Accretion of asset retirement obligations	46	4	(50)	—	—
Exploration	37	4	—	—	41
Loss on disposal of assets (6)	26	1	—	(23)	4
Project start-up costs	29	—	—	—	29
Financing expenses (income) (5)(7)	(176)	—	50	(2)	(128)

	7 300	47	—	89	7 436

Earnings Before Income Taxes	1 890	103	—	(89)	1 904

Provisions for Income Taxes
Current	299	98	—	—	397
Deferred (14)	294	(51)	—	(22)	221

	593	47	—	(22)	618

Net Earnings from Continuing Operations	1 297	56	—	(67)	1 286
Net Earnings from Discontinued Operations	56	(56)	—	—	—

Net Earnings	1 353	—	—	(67)	1 286

Other Comprehensive Income (Loss)
Foreign currency translation adjustment (11)	(235)	—	12	2	(221)
Foreign currency translation adjustment relating to assets held for sale	(44)	—	(12)	—	(56)
Foreign currency translation reclassified to net earnings (6)	53	—	—	—	53
Actuarial gain on employee retirement benefit plans (11)(14)	—	—	—	124	124

Other Comprehensive Income (Loss)	(226)	—	—	126	(100)

Total Comprehensive Income	1 127	—	—	59	1 186

See footnotes starting on page 45.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    043

Reconciliation of Comprehensive Income for the Twelve Months Ended December 31, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	33 198	911	(2 106)	—	32 003
Less: Royalties	(1 937)	(41)	1 978	—	—

Operating revenues, net of royalties	31 261	870	(128)	—	32 003
Other income	491	—	110	—	601

	31 752	870	(18)	—	32 604

Expenses
Purchases of crude oil and products	14 911	(62)	(18)	—	14 831
Operating, selling and general (7)(11)(12)	7 810	185	—	(11)	7 984
Transportation	656	47	—	—	703
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)(10)	3 813	264	—	(274)	3 803
Accretion of asset retirement obligations	178	27	(205)	—	—
Exploration	197	21	—	—	218
Gain on disposal of assets (6)	(107)	(814)	—	(54)	(975)
Project start-up costs	77	—	—	—	77
Financing expenses (income) (5)(7)	(30)	18	205	(6)	187

	27 505	(314)	(18)	(345)	26 828

Earnings Before Income Taxes	4 247	1 184	—	345	5 776

Provisions for Income Taxes
Current	1 004	192	—	—	1 196
Deferred (14)	555	109	—	87	751

	1 559	301	—	87	1 947

Net Earnings from Continuing Operations	2 688	883	—	258	3 829
Net Earnings from Discontinued Operations	883	(883)	—	—	—

Net Earnings	3 571	—	—	258	3 829

Other Comprehensive Income (Loss)
Foreign currency translation adjustment (5)(11)	(503)	—	63	3	(437)
Foreign currency translation adjustment relating to assets held for sale	—	—	(63)	—	(63)
Foreign currency translation reclassified to net earnings (6)	53	—	—	(4)	49
Cash flow hedges reclassified to net earnings	(1)	—	—	—	(1)
Actuarial loss on employee retirement benefit plans (11)(14)	—	—	—	(152)	(152)

Other Comprehensive Income (Loss)	(451)	—	—	(153)	(604)

Total Comprehensive Income	3 120	—	—	105	3 225

See footnotes starting on page 45.

             Suncor Energy Inc.
 044    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Explanation of Significant Adjustments

(1)
Represents amounts reported under Previous GAAP. Certain balances have been reclassified to conform to the presentation at December 31, 2010.

  Energy Supply and Trading Activities Income and Expenses have been reclassified to conform to net basis presentation adopted in the second quarter of 2011, with net amounts now recorded in Other Income (see note 5).

(2)
Certain assets held for sale reported as discontinued operations under Previous GAAP are not classified as such under IFRS.

(3)
Represents other presentation changes to comply with IFRS. A description of significant reclassifications is as follows:

•
Exploration and Evaluation assets reported within Property, Plant and Equipment under Previous GAAP are reflected as a separate line under IFRS.

•
Short-term debt instruments supported by a revolving credit facility with a separate lender are classified as Short-Term Debt under IFRS. These short-term debt instruments were classified as Long-Term Debt under Previous GAAP.

•
Liabilities encompassing significant uncertainty in timing or amount are reported as Provisions under IFRS. Under Previous GAAP, these liabilities were classified within Accounts Payable and Accrued Liabilities, and Accrued Liabilities and Other.

  There were no presentation changes made to the Consolidated Statements of Cash Flows.

(4)
Represents the impact on financial statements of transition to IFRS from Previous GAAP, except for presentation changes. The significant adjustments are described below, with the resulting impacts on income taxes described in paragraph (14).

(5)
Decommissioning and Restoration

Under Previous GAAP, increases in the estimated cash flows were discounted using the current credit-adjusted risk-free rate, while downward revisions in the estimated cash flows were discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Under IFRS, estimated cash flows are discounted using the credit-adjusted risk-free rate that exists at the balance sheet date.

In accordance with IFRS 1, the company elected to remeasure its decommissioning and restoration costs at the Transition Date and has estimated the related asset by discounting the liability to the date in which the liability arose and recalculated the accumulated depreciation, depletion and amortization under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Assets held for sale	—	6
Property, plant and equipment, net	—	(688)
Liabilities associated with assets held for sale	—	27
Provisions	—	217
Foreign currency translation	—	1
Retained earnings	—	(927)
Depreciation, depletion, amortization and impairment	(10)	(40)
Financing expenses (income)	(5)	(19)
Foreign currency translation adjustment	—	1

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    045

(6)
Dispositions

The net carrying values of disposed properties have been adjusted to reflect their respective IFRS adjustments, resulting in revised gains or losses upon disposal of the assets. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Property, plant and equipment, net	—	22
Liabilities associated with assets held for sale	—	(18)
Provisions	—	(10)
Foreign currency translation	—	(4)
Retained earnings	—	54
Loss (gain) on disposal of assets	(23)	(54)
Foreign currency translation reclassified to net earnings	—	(4)

(7)
Leases

In accordance with IFRS 1, the company elected to evaluate whether certain arrangements contain a lease based on the facts and circumstances existing at Transition Date. Pursuant to such evaluation, the company has accounted for certain arrangements as finance leases under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Plant, property and equipment, net	—	101
Long-term debt	—	142
Retained earnings	—	(41)
Operating, selling and general	(2)	(13)
Depreciation, depletion, amortization and impairment	—	5
Financing expenses (income)	3	13

(8)
Derecognition of Assets

Under Previous GAAP, carrying amounts of property, plant and equipment assets were derecognized when no future economic benefits were expected from their use. Under IFRS, this derecognition of assets occurs at the component level. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Property, plant and equipment, net	—	(141)
Retained earnings	—	(141)
Depreciation, depletion, amortization and impairment	21	28

             Suncor Energy Inc.
 046    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(9)
Fair Value as Deemed Cost

The company has applied the IFRS 1 election to record certain assets of property, plant and equipment at fair value on the Transition Date. The exemption has been applied to refinery assets located in Eastern Canada and certain natural gas assets in Western Canada. When estimating fair value, market information for similar assets was used, and where market information was not available, management relied on internally generated cash flow models using discount rates specific to the asset and long-term forecasts of commodity prices and refining margins. The aggregate of these fair values was $1.370 billion, resulting in a reduction of the carrying amount of property, plant and equipment of $906 million as at January 1, 2010. Under Previous GAAP, impairment losses were recorded in the third quarter of 2010 for certain of these natural gas properties. There were no impairment losses recognized during the third quarter of 2010 under IFRS, as these properties were adjusted to fair value at the Transition Date. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Property, plant and equipment, net	—	(527)
Retained earnings	—	(527)
Depreciation, depletion, amortization and impairment	(19)	(379)

(10)
Impairment of Assets

Under Previous GAAP, an item of property, plant and equipment is deemed recoverable if the undiscounted future cash flows exceed the net carrying amount of the asset group. Under IFRS, recoverability of property, plant and equipment is based on the higher of fair value less costs to sell and value in use of the cash-generating unit (CGU).

Under IFRS, the company recognized impairment losses for certain CGUs within the Exploration and Production operating segment during the fourth quarter of 2010. The impaired natural gas assets are located within the Western Canadian Sedimentary Basin and were grouped into CGUs based on similar geological structure, shared infrastructure and similar exposure to market risks. Declining long-term natural gas prices have resulted in the carrying amounts for these CGUs exceeding their recoverable amounts. Recoverable amounts have been determined using the fair value less costs to sell method and based on internally generated cash flow projections. In determining fair value less costs to sell, the company considered recent transactions within the industry, long-term views of natural gas prices, externally evaluated reserve volumes, and discount rates specific to the asset. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Property, plant and equipment, net	—	(112)
Retained earnings	—	(112)
Depreciation, depletion, amortization and impairment	112	112

(11)
Employee Benefits

Under Previous GAAP, unamortized actuarial gains and losses in respect of the company's defined benefit pension plans were recognized into earnings over the expected average remaining service life of employees. In accordance with IFRS 1, the company has elected to recognize all cumulative actuarial gains and losses directly in Retained Earnings at the Transition Date. Under IFRS, actuarial gains and losses incurred in the period are recorded in Other Comprehensive Income and then transferred directly to Retained Earnings.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    047

Under Previous GAAP, the expense recognition period for other post-retirement benefit plans began on the employee's date of hire. Under IFRS, this period now commences when the employee reaches 45 years of age, the point at which the employee first starts accruing benefits under these plans.

The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Accounts payable and accrued liabilities	—	10
Other long-term liabilities	—	215
Foreign currency translation	—	2
Retained earnings	—	(227)
Operating, selling and general	17	(4)
Foreign currency translation adjustment	2	2
Actuarial gain (loss) on employee retirement benefit plans	169	(201)

(12)
Share-Based Compensation

Under Previous GAAP, the company recorded obligations for cash-settled share-based compensation plans using the intrinsic value method. Under IFRS, obligations for these same plans are recorded as a liability using the fair value method. For equity-settled share-based compensation plans, the company accrues the cost of employee stock options over the vesting period using the graded method of amortization rather than the straight-line method, which the company used under Previous GAAP. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Accounts payable and accrued liabilities	—	95
Other long-term liabilities	—	27
Contributed surplus	—	2
Retained earnings	—	(124)
Operating, selling and general	(9)	(2)

(13)
Foreign Exchange

In accordance with IFRS 1, the company elected at the Transition Date to transfer all foreign currency translation differences in respect of foreign operations that arose prior to the Transition Date to Retained Earnings. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Foreign currency translation	—	248
Retained earnings	—	(248)

             Suncor Energy Inc.
 048    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(14)
Income Taxes

The company recognized deferred income taxes primarily in respect of the above changes. The impacts on the financial statements were as follows:

($ millions)	For the three months ended Dec 31, 2010	As at and for the twelve months ended Dec 31, 2010

Property, plant and equipment, net	—	(26)
Liabilities associated with assets held for sale	—	(5)
Deferred income taxes – liability	—	(544)
Retained earnings	—	523
Deferred income taxes – expense	(22)	87
Actuarial gain (loss) on employee retirement benefit plans	(45)	49

(15)
Earnings per Common Share

Under Previous GAAP, the dilutive impact of options with tandem stock appreciation rights or cash payment alternatives was not included in the calculation of diluted earnings per share. Under IFRS, these awards are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share calculation if they have a dilutive impact in the period.

The impact on the net earnings amount used in the calculation of diluted earnings per share for the three and twelve months ended December 31, 2010 can be seen in note 11.

(16)
In addition to the IFRS 1 elections described in this note, the company has also applied the following elections:

•
Business combinations and acquisitions of interests in associates and joint ventures that occurred prior to the Transition Date were not restated in accordance with IFRS. An impairment test of associated goodwill was performed as at the Transition Date and no impairment losses were identified.

•
Borrowing costs capitalized for qualifying projects prior to the Transition Date were not restated for the specific measurement rules required by IFRS.

5. ENERGY SUPPLY AND TRADING ACTIVITIES

During the second quarter of 2011, the company completed a review of its energy supply and trading activities. It was determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Realized and unrealized gains and losses, and the underlying settlement of these contracts, will now be recognized and recorded on a net basis in Other Income.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

Change in Consolidated Statements of Comprehensive Income

($ millions, increase/(decrease))	Three months ended December 31, 2010	Twelve months ended December 31, 2010

Energy supply and trading activities income	(650)	(2 700)
Other income	51	102
Energy supply and trading activities expenses	(599)	(2 598)
Net earnings	—	—

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    049

6. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

In the first quarter of 2011, the company combined its International and Offshore and Natural Gas segments into one new segment, Exploration and Production. All prior periods have been reclassified to conform to these segment definitions.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

	Three months ended December 31
	Oil Sands(1)		Exploration and Production(1)		Refining and Marketing		Corporate, Energy Trading and Eliminations(1)		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	2 580	2 071	1 831	1 678	6 354	5 659	30	5	10 795	9 413
Intersegment revenues	924	761	73	101	10	1	(1 007)	(863)	—	—
Less: Royalties	(278)	(139)	(440)	(292)	—	—	—	—	(718)	(431)

Operating revenues, net of royalties	3 226	2 693	1 464	1 487	6 364	5 660	(977)	(858)	10 077	8 982
Other income	5	(3)	1	260	(9)	2	63	99	60	358

	3 231	2 690	1 465	1 747	6 355	5 662	(914)	(759)	10 137	9 340

Expenses
Purchases of crude oil and products	190	342	144	77	5 143	4 393	(910)	(823)	4 567	3 989
Operating, selling and general	1 418	1 270	276	269	610	598	81	196	2 385	2 333
Transportation	112	88	30	39	47	57	—	6	189	190
Depreciation, depletion, amortization and impairment	392	308	474	530	118	114	39	26	1 023	978
Exploration	7	—	3	41	—	—	—	—	10	41
Loss (gain) on disposal of assets	16	3	(9)	(26)	(5)	(11)	—	38	2	4
Project start-up costs	21	29	—	—	—	—	—	—	21	29
Financing expenses (income)	19	22	21	30	15	7	(164)	(187)	(109)	(128)

	2 175	2 062	939	960	5 928	5 158	(954)	(744)	8 088	7 436

Earnings (Loss) Before Income Taxes	1 056	628	526	787	427	504	40	(15)	2 049	1 904
Income taxes	266	144	242	401	120	137	(6)	(64)	622	618

Net Earnings	790	484	284	386	307	367	46	49	1 427	1 286

             Suncor Energy Inc.
 050    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Twelve months ended December 31
	Oil Sands (1)		Exploration and Production		Refining and Marketing (1)		Corporate, Energy Trading and Eliminations (1)		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	9 581	7 052	6 293	6 326	25 657	20 653	77	30	41 608	34 061
Intersegment revenues	3 420	2 638	491	717	56	207	(3 967)	(3 562)	—	—
Less: Royalties	(799)	(681)	(1 472)	(1 377)	—	—	—	—	(2 271)	(2 058)

Operating revenues, net of royalties	12 202	9 009	5 312	5 666	25 713	20 860	(3 890)	(3 532)	39 337	32 003
Other income	31	415	(3)	261	58	21	367	(96)	453	601

	12 233	9 424	5 309	5 927	25 771	20 881	(3 523)	(3 628)	39 790	32 604

Expenses
Purchases of crude oil and products	1 381	1 070	585	240	20 547	16 920	(3 790)	(3 399)	18 723	14 831
Operating, selling and general	5 169	4 537	850	933	2 182	2 200	223	314	8 424	7 984
Transportation	399	291	116	230	219	200	2	(18)	736	703
Depreciation, depletion, amortization and impairment	1 374	1 310	2 035	1 978	444	440	99	75	3 952	3 803
Exploration	56	6	60	212	—	—	—	—	116	218
Loss (gain) on disposal of assets	122	14	31	(998)	(16)	(30)	(1)	39	136	(975)
Project start-up costs	163	74	—	3	—	—	—	—	163	77
Financing expenses (income)	74	104	65	78	13	11	319	(6)	471	187

	8 738	7 406	3 742	2 676	23 389	19 741	(3 148)	(2 995)	32 721	26 828

Earnings (Loss) Before Income Taxes	3 495	2 018	1 567	3 251	2 382	1 140	(375)	(633)	7 069	5 776
Income taxes	892	498	1 261	1 313	656	321	(44)	(185)	2 765	1 947

Net Earnings (Loss)	2 603	1 520	306	1 938	1 726	819	(331)	(448)	4 304	3 829

(1)
In the fourth quarter of 2011, the company revised the segment presentation of certain distillate sales previously presented as Gross Revenues and related intersegment Purchases of Crude Oil and Products in the Refining and Marketing segment. These are now presented as Gross Revenues in the Oil Sands segment, where the distillate product originates. Prior period comparative figures have been reclassified for comparability with current period presentation.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    051

Total Assets ($ millions)	Dec 31 2011	Dec 31 2010

Oil Sands	44 217	39 382
Exploration and Production	14 290	15 899
Refining and Marketing	13 150	11 292
Corporate, Energy Trading and Eliminations	3 120	2 034

Total	74 777	68 607

7. BITUMEN VALUATION METHODOLOGY

In 2010, the Minister of Energy for Alberta provided notice to the company for quality and transportation adjustments to be used under the Bitumen Valuation Methodology (Ministerial) Regulations for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015. As a result, the company recognized a royalty recovery of $140 million in the fourth quarter of 2010. The company is still pursuing final settlement of the quality adjustment.

8. TERRA NOVA REDETERMINATION

In 2010, the joint owners of the Terra Nova oilfield finalized the redetermination of working interests under the Terra Nova Development and Operating Agreement following field payout on February 1, 2005. Suncor's working interest increased to 37.675% from 33.990%, and the other owners agreed to reimburse the company for its increased working capital interest from February 1, 2005 to December 31, 2010. As a result, the company recognized a $295 million gain in Other Income in the fourth quarter of 2010.

9. ASSET IMPAIRMENT

Libya

In the second quarter of 2011, the company recognized impairment losses of $514 million related to Libyan assets in its Exploration and Production business. At that time, production had been shut-in due to political violence in Libya.

In calculating the company's impairment in the second quarter of 2011, the recoverable amount was determined using a value-in-use methodology. The company used an expected cash flow approach based on 2010 year-end reserves data updated for current price forecasts, with three scenarios representing i) resumption of normal operations after one year, ii) resumption of normal operations after two years, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 17%. The two scenarios where the company resumes production incorporated rebuilding costs.

The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Comprehensive Income, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million) in the Consolidated Balance Sheets.

During the third quarter of 2011, a change in the Libyan government resulted in the lifting of certain sanctions that were impacting the company's operations in the country. In the fourth quarter of 2011, the company's joint venture partner restarted production in certain fields, and in January 2012 the company started to receive production payments. In addition, the joint venture partner confirmed the existence of crude oil written-off in the second quarter of 2011, and the company reversed the $11 million impairment charge that related to crude oil inventories.

Discussions with the Libyan authorities have commenced on the status of existing contract terms, including production volumes and time frames for future exploration commitments. However, there is unpredictability around current production

             Suncor Energy Inc.
 052    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com levels and ramp-up expectations, and the extent of the damage to the company's assets has not yet been fully assessed. Therefore, at December 31, 2011, there has been no change in the company's overall assessment of the impairment, and no reversal of impairment has been recognized except for the $11 million crude oil inventories.

Syria

In December 2011, the company suspended its operations with the Syrian General Petroleum Company and ceased recording production or revenues. These actions were taken as a result of sanctions announced by the European Union on December 2, 2011.

An impairment test was performed on the company's Syrian assets, which determined that the assets were not impaired at December 31, 2011. The recoverable amount was determined using the value-in-use methodology. The company used an expected cash flow approach based on current price forecasts and 2011 year-end reserves data, which take into account the long-term nature of natural gas reserves associated with these assets. The company used four scenarios representing i) resumption of normal operations after six months, ii) resumption of normal operations after one year, iii) resumption of normal operations after two years, and iv) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 17%. The three scenarios where the company resumes normal operations assume that upon return the company will receive payment for any production during its absence.

The calculation of value-in-use is most sensitive to management's assumption on the timing of resumption of normal operations. If the probability weighting in the cash flow model was adjusted to reflect no probability of the company resuming normal operations within the next twelve months, the company's Syrian assets may be impaired.

The carrying value of the company's net assets in Syria at December 31, 2011 was approximately $900 million.

Other

During the fourth quarter of 2011, the company recognized a write-down of $100 million related to certain natural gas cash generating units in the Exploration and Production business due to a decrease in price forecasts. The recoverable amount was determined using a fair value less costs to sell methodology, with the expected future cash flows based on 2011 year-end reserves data with third-party price forecasts and a discount rate of 12%.

During the second quarter of 2010, the company recognized a write-down of $189 million related to certain extraction equipment in the Oil Sands operating segment. These assets were being used in the development of an alternative extraction process to crush and slurry oil sands at the mine face, which the company has discontinued. Also during the second quarter of 2010, the company recognized a write-down of $44 million of certain land leases in the Exploration and Production operating segment. These assets are in areas of Western Canada and Alaska that the company does not plan to pursue given its strategic business alignment.

During the third quarter of 2010, the company recognized a write-down of $106 million related to certain North Sea assets in the Exploration and Production operating segment. An agreement to sell these assets was entered into during the quarter and the assets were written down to reflect fair value less cost to sell.

During the fourth quarter of 2010, the company recognized a charge of $112 million to reflect the write-down of certain assets in the Exploration and Production operating segment to reflect fair value based on discounted future cash flows.

These charges are included in Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Comprehensive Income.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    053

10. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense in the Consolidated Statements of Comprehensive Income.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Equity-settled plans	13	(32)	94	4
Cash-settled plans	70	154	(95)	190

Total share-based compensation expense (recovery)	83	122	(1)	194

11. NORMAL COURSE ISSUER BID

In August 2011, the company announced a Normal Course Issuer Bid (NCIB) to purchase for cancellation up to $500 million of its common shares between September 6, 2011 and September 5, 2012.

During the fourth quarter, the company completed the NCIB by purchasing 12.1 million common shares for total consideration of $359 million. Of the amount paid, $157 million was charged to share capital and $202 million to retained earnings.

During the course of the NCIB, the company purchased a total of 17.1 million common shares for total consideration of $500 million. Of the total amount paid, $222 million was charged to share capital and $278 million to retained earnings.

12. FINANCING EXPENSES (INCOME)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Interest on debt	176	173	661	704
Capitalized interest	(157)	(98)	(559)	(301)

Interest expense	19	75	102	403
Accretion of liabilities	35	94	157	235
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(179)	(290)	183	(426)
Other foreign exchange loss (gain)	16	(7)	29	(25)

Total financing expenses (income)	(109)	(128)	471	187

             Suncor Energy Inc.
 054    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

13. EARNINGS PER COMMON SHARE

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Net earnings	1 427	1 286	4 304	3 829
Dilutive impact of accounting for awards as equity-settled (1)	—	—	(86)	(6)

Net earnings – diluted	1 427	1 286	4 218	3 823

(millions of common shares)
Weighted-average number of common shares	1 566	1 564	1 571	1 562
Dilutive securities:
Effect of share options	6	11	11	14

Weighted-average number of diluted common shares	1 572	1 575	1 582	1 576

(dollars per common share)
Basic earnings per share	0.91	0.82	2.74	2.45
Diluted earnings per share	0.91	0.82	2.67	2.43

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the twelve months ended December 31, 2011 and December 31, 2010.

14. ASSETS HELD FOR SALE

During 2011 and 2010, the company divested certain non-core assets as part of its continuing strategic alignment.

In the first quarter of 2011, the company completed the sale of certain non-core U.K. offshore assets for net proceeds of £90 million (Cdn$140 million) after closing adjustments. In the second and third quarters of 2011, the company completed the sale of certain non-core assets located in northern Alberta and northeast British Columbia for net proceeds of $164 million.

The company had no assets or liabilities classified as assets held for sale at December 31, 2011. The assets and liabilities classified as held for sale at December 31, 2010 were as follows:

($ millions)	December 31 2010

Assets
Current assets	98
Property, plant and equipment, net	635
Exploration and evaluation	29

Total assets	762

Liabilities
Current liabilities	98
Provisions	311
Deferred income taxes	177

Total liabilities	586

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    055

During 2010, the company completed the sale of a number of non-core North American oil and gas properties for net proceeds of approximately $1.7 billion. The company also completed the disposition of certain international operations, including its shares in Petro-Canada Netherlands BV, assets in Trinidad and Tobago, and certain U.K. offshore assets, for net proceeds of approximately $900 million.

15. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing
($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At January 1, 2010	3 019	182	166	66	3 433
Amortization	—	—	—	(11)	(11)

At December 31, 2010	3 019	182	166	55	3 422
Derecognition of goodwill (note 17)	(267)	(8)	—	—	(275)
Additions	—	—	—	3	3
Amortization	—	—	—	(11)	(11)

At December 31, 2011	2 752	174	166	47	3 139

16. INCOME TAXES

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010

Provision for (recovery of) income taxes:
Current:
Canada	19	1	103	51
Foreign	281	396	1 018	1 145
Deferred:
Canada	344	251	1 435	825
Foreign	(22)	(30)	209	(74)

Total provision for income taxes	622	618	2 765	1 947

In March 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, in the first quarter of 2011 the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

17. JOINT VENTURE WITH TOTAL

In March 2011, Suncor closed the previously announced transaction to enter into a joint venture with Total E&P Canada Ltd. (Total). The two companies plan to develop the Fort Hills and Joslyn oil sands mining projects together with the other project partners, and restart the construction of the Voyageur upgrader.

As a result of this transaction, Suncor acquired a 36.75% interest in Joslyn for consideration of $842 million after closing adjustments. Total acquired a 49% interest in Voyageur, a 19.2% increase in its interest in Fort Hills (reducing Suncor's interest from 60% to 40.8%), and rights to proprietary mining technology, for cash consideration of $2.662 billion after closing adjustments.

Overall, Suncor recognized a loss of $99 million, after final closing adjustments, related to the disposition of its interests in Voyageur and Fort Hills and the technology sale. The loss included the derecognition of $267 million of goodwill associated with the disposed interests in Fort Hills and Voyageur.

             Suncor Energy Inc.
 056    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010

Production (mbbls/d)
Total production (excluding Syncrude)	326.5	326.6	243.4	322.1	325.9	304.7	283.0
Firebag (mbbls/d of bitumen)	71.7	54.8	56.4	55.2	52.9	59.5	53.6
MacKay River (mbbls/d of bitumen)	29.7	29.0	29.4	32.1	32.9	30.0	31.5
Syncrude	30.3	35.9	33.8	38.5	37.9	34.6	35.2
Sales (mbbls/d) (excluding Syncrude)
Light sweet crude oil	109.9	80.4	50.5	101.0	84.5	85.5	82.3
Diesel	36.1	30.7	11.5	18.5	12.2	24.3	20.4
Light sour crude oil	158.1	194.6	146.8	183.0	189.8	170.6	145.2
Bitumen	14.5	24.0	34.0	23.7	24.9	24.0	31.4

Total sales	318.6	329.7	242.8	326.2	311.4	304.4	279.3

Average sales price (1) (excluding Syncrude) (dollars per barrel)
Light sweet crude oil*	103.51	95.75	107.96	90.47	83.02	98.50	79.03
Other (diesel, light sour crude oil and bitumen)*	94.07	81.65	85.98	79.05	70.29	84.93	68.63
Total*	97.33	85.09	90.56	82.59	73.75	88.74	71.69
Total	97.33	85.09	90.56	82.59	70.95	88.74	69.58
Syncrude average sales price (1) (dollars per barrel)	105.33	98.35	111.86	93.33	84.40	101.80	80.93

Operating costs – (excluding Syncrude) (dollars per barrel)
Cash costs	37.20	34.70	46.25	33.60	34.35	37.40	35.05
Natural gas	2.40	1.90	2.95	2.55	2.30	2.45	2.85
Imported diluent**	—	—	1.80	—	0.05	0.35	0.75

Cash operating costs (2)	39.60	36.60	51.00	36.15	36.70	40.20	38.65
Project start-up costs	0.70	1.95	2.05	1.30	0.95	1.45	0.70

Total cash operating costs (3)	40.30	38.55	53.05	37.45	37.65	41.65	39.35
Depreciation, depletion and amortization	11.55	9.90	13.10	8.30	9.15	10.55	11.15

Total operating costs (4)	51.85	48.45	66.15	45.75	46.80	52.20	50.50

Operating costs – Syncrude*** (dollars per barrel)
Cash costs	46.15	38.50	37.40	35.30	32.85	39.05	34.70
Natural gas	3.05	2.70	3.15	3.40	3.05	3.10	3.25

Cash operating costs (2)	49.20	41.20	40.55	38.70	35.90	42.15	37.95
Project start-up costs	—	—	—	—	—	—	—

Total cash operating costs (3)	49.20	41.20	40.55	38.70	35.90	42.15	37.95
Depreciation, depletion and amortization	16.05	11.75	14.10	20.25	12.55	15.60	13.00

Total operating costs (4)	65.25	52.95	54.65	58.95	48.45	57.75	50.95

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	24.00	21.50	18.50	16.60	16.50	20.30	14.85
Natural gas	5.15	5.55	5.65	5.40	4.80	5.40	5.55

Cash operating costs (5)	29.15	27.05	24.15	22.00	21.30	25.70	20.40
Project start-up costs	0.50	6.30	5.20	4.20	3.35	3.90	2.05

Total cash operating costs (6)	29.65	33.35	29.35	26.20	24.65	29.60	22.45
Depreciation, depletion and amortization	9.90	7.05	6.30	5.65	5.55	7.35	5.30

Total operating costs (7)	39.55	40.40	35.65	31.85	30.20	36.95	27.75

Footnotes and definitions, see page 61.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    057

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010

Total Production (mboe/d)	219.7	183.5	182.8	240.7	261.8	206.7	296.9

North America Onshore
Production
Natural gas (mmcf/d)	335	346	370	379	407	357	522
Natural gas liquids and crude oil (mbbls/d)	5.0	4.8	5.3	5.4	5.1	5.1	8.8
Total production (mmcfe/d)	365	375	402	411	438	388	575

Average sales price (1)
Natural gas (dollars per mcf)	3.18	3.52	3.75	3.72	3.38	3.55	4.04
Natural gas liquids and crude oil (dollars per barrel)	90.58	83.98	88.90	77.85	71.02	85.30	67.06

East Coast Canada
Production (mbbls/d)
Terra Nova	14.3	19.4	14.4	16.9	19.0	16.2	23.2
Hibernia	30.2	32.0	32.1	29.2	30.9	30.9	30.9
White Rose	18.9	17.7	18.5	18.9	13.0	18.5	14.5

	63.4	69.1	65.0	65.0	62.9	65.6	68.6

Average sales price (1) (dollars per barrel)	111.77	111.30	112.19	104.01	87.12	108.42	80.20

International
Production (mboe/d)
North Sea
Buzzard	55.0	33.1	32.7	50.3	55.6	42.9	55.5
Other North Sea	—	—	—	15.4	18.7	3.8	23.5
Other International
Libya	24.6	—	—	24.1	34.7	12.1	35.2
Syria	15.9	18.8	18.1	17.4	16.9	17.6	11.6
Trinidad and Tobago	—	—	—	—	—	—	6.7

	95.5	51.9	50.8	107.2	125.9	76.4	132.5

Average sales price (1) (dollars per boe)
Buzzard	106.41	111.60	113.24	94.12	85.46	105.18	77.91
Other North Sea	—	—	—	92.49	82.77	92.49	78.16
Other International	102.42	93.94	91.42	91.92	83.06	95.76	70.39

Footnotes and definitions, see page 61.

             Suncor Energy Inc.
 058    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	20.1	21.4	20.9	21.1	22.9	20.9	22.2
Distillate	12.2	12.7	12.8	13.4	13.7	12.8	12.4

Total transportation fuel sales	32.3	34.1	33.7	34.5	36.6	33.7	34.6
Petrochemicals	1.7	2.3	2.2	2.3	2.4	2.1	2.5
Asphalt	2.2	3.5	2.2	1.7	2.4	2.4	2.7
Other	4.6	4.4	6.2	6.1	5.3	5.3	5.5

Total refined product sales	40.8	44.3	44.3	44.6	46.7	43.5	45.3

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	30.7	32.3	31.9	33.1	29.7	32.0	30.5
Utilization of refining capacity (%)	90	94	94	97	87	94	89

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	19.7	19.7	18.6	17.0	18.3	18.8	18.9
Distillate****	17.5	18.7	16.2	17.9	21.3	17.6	18.0

Total transportation fuel sales	37.2	38.4	34.8	34.9	39.6	36.4	36.9
Asphalt	1.1	1.9	1.2	0.5	0.9	1.2	1.3
Other	2.5	2.1	1.9	2.0	2.0	2.0	3.8

Total refined product sales	40.8	42.4	37.9	37.4	42.5	39.6	42.0

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	32.8	36.2	27.0	35.3	36.5	32.8	34.6
Utilization of refining capacity (%)	90	100	75	97	101	91	95

Footnotes and definitions, see page 61.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    059

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Netbacks	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010

North America Onshore (dollars per mcfe)
Average price realized (8)	4.54	4.82	5.15	4.72	4.47	4.81	5.21
Royalties	(0.48)	(0.48)	(0.54)	(0.44)	(0.44)	(0.48)	(0.56)
Transportation costs	(0.23)	(0.26)	(0.25)	(0.20)	(0.32)	(0.23)	(0.42)
Operating costs	(1.66)	(1.71)	(1.35)	(1.49)	(1.72)	(1.55)	(1.47)

Operating netback	2.17	2.37	3.01	2.59	1.99	2.55	2.76

East Coast Canada (dollars per barrel)
Average price realized (8)	114.35	112.84	114.23	105.84	89.35	110.31	82.38
Royalties	(36.95)	(33.56)	(34.99)	(32.04)	(29.17)	(34.49)	(27.99)
Transportation costs	(2.58)	(1.54)	(2.04)	(1.83)	(2.23)	(1.89)	(2.18)
Operating costs	(9.36)	(6.69)	(7.26)	(8.14)	(7.57)	(8.04)	(6.68)

Operating netback	65.46	71.05	69.94	63.83	50.38	65.89	45.53

North Sea – Buzzard (dollars per barrel)
Average price realized (8)	108.43	113.65	115.21	96.09	87.30	107.18	79.73
Transportation costs	(2.02)	(2.05)	(1.97)	(1.97)	(1.84)	(2.00)	(1.82)
Operating costs	(3.64)	(6.34)	(6.66)	(3.50)	(2.80)	(4.71)	(3.07)

Operating netback	102.77	105.26	106.58	90.62	82.66	100.47	74.84

Other North Sea (dollars per boe)
Average price realized (8)	—	—	—	94.86	85.73	94.86	80.86
Transportation costs	—	—	—	(2.37)	(2.96)	(2.37)	(2.70)
Operating costs	—	—	—	(17.82)	(16.45)	(17.82)	(15.60)

Operating netback	—	—	—	74.67	66.32	74.67	62.56

Other International (dollars per boe)
Average price realized (8)	102.68	94.23	91.67	92.28	82.74	96.06	70.59
Royalties	(54.06)	(46.89)	(41.35)	(64.12)	(18.37)	(54.69)	(30.67)
Transportation costs	(0.26)	(0.29)	(0.25)	(0.36)	0.32	(0.30)	(0.20)
Operating costs	(7.52)	(6.84)	(8.48)	(5.21)	(6.38)	(6.75)	(5.13)

Operating netback	40.84	40.21	41.59	22.59	58.31	34.32	34.59

Footnotes and definitions, see page 61.

             Suncor Energy Inc.
 060    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and the cost of imported diluent. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(4) Total operating costs	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes) and accretion expense. Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	Cash operating costs include the cost of purchased diluent required to facilitate the delivery of bitumen via pipeline. Under normal operating conditions diluent requirements are satisfied with internal production.
***	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operating and capital costs among producers.
****	Previously disclosed distillate sales volumes have been adjusted to remove certain sales volumes that originated in the Oil Sands segment.

 Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
m 3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    061

P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada  T2P 3E3
tel: (403) 296-8000  fax: (403) 296-3030  info@suncor.com  www.suncor.com

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EXHIBIT 99.1 Report to Shareholders for the period ended December 31, 2011